AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 23, 1996


                                                      REGISTRATION NO. 333-09941
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              -------------------


                                AMENDMENT NO. 1
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                              -------------------


                                PROFFITT'S, INC.
             (Exact Name of Registrant as Specified in its Charter)

                    TENNESSEE                                           62-0331040
         (State or other Jurisdiction of                              (IRS Employer
          Incorporation or Organization)                          Identification Number)

                              -------------------


                              POST OFFICE BOX 9388
                             ALCOA, TENNESSEE 37701
                                 (423) 983-7000
    (Address, including zip code, and telephone number, including area code of Registrant's Principal Executive Office)
                              -------------------


                                 R. BRAD MARTIN
                             5810 SHELBY OAKS DRIVE
                            MEMPHIS, TENNESSEE 38134
                                 (901) 372-4300
           (Name, Address, including zip code, and telephone number,
                   including area code of Agent for Service)
                              -------------------

                                   COPIES TO:

  BRIAN J. MARTIN, ESQ.                                  JAMES A. STRAIN
     PROFFITT'S, INC.                                    SOMMER & BARNARD
   3455 HIGHWAY 80 WEST                                4000 BANK ONE TOWER
JACKSON, MISSISSIPPI 39209                             111 MONUMENT CIRCLE
      (601) 968-5215                               INDIANAPOLIS, INDIANA 46204
                                                          (317) 630-4000

                              -------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: as soon as practicable after the effective date of the Registration Statement.
                              -------------------

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

PROSPECTUS


                              -------------------
                                PROFFITT'S, INC.
                              -------------------

                                    GUARANTY

    Proffitt's, Inc. ("Proffitt's") intends to solicit the consent of holders (the "Noteholders" or the "Parisian Noteholders") of the $125 million outstanding principal amount of 9 7/8% Senior Subordinated Notes due 2003 (the "Notes") of Parisian, Inc. ("Parisian") to a supplemental indenture (the "Supplemental Indenture") amending and restating the indenture (the "Indenture") between Parisian and AmSouth Bank of Alabama, as Trustee (the "Trustee"), pursuant to which the Notes were issued. The Supplemental Indenture, if approved by the Noteholders, will, among other things, amend the Indenture to make Proffitt's a party thereto, and to make applicable to Proffitt's certain covenants which are currently applicable to Parisian, remove certain provisions which will be rendered obsolete upon the closing of the proposed merger of Casablanca Merger Corp., a wholly owned subsidiary of Proffitt's ("Casablanca"), with and into Parisian (the "Merger"), make certain other amendments described in this Prospectus, and add to the Indenture the full and unconditional guarantee of Proffitt's, on a senior subordinated and unsecured basis, of the payment by Parisian of the principal of, and interest and premium, if any, on the Notes (the "Guaranty").


    The Guaranty will be an unsecured senior subordinated obligation of Proffitt's, ranking pari passu with all other existing and future indebtedness of Proffitt's that is expressly subordinated to Proffitt's senior indebtedness. As of August 3, 1996, after giving pro forma effect to the Merger, the amount of such senior indebtedness outstanding was $119 million. The Guaranty will be subordinated to senior indebtedness of Proffitt's on the same, or a more favorable, basis as the Notes are subordinated to senior indebtedness of Parisian. See "DESCRIPTION OF THE GUARANTY AND THE SUPPLEMENTAL INDENTURE."


    There is no established trading market for the Notes. Prior to the date hereof, Lehman Brothers Inc. ("Lehman Brothers") has made a market in the Notes. Since the date of the announcement of the Merger, Lehman Brothers has discontinued making a market in the Notes and will not resume making a market in the Notes until at least after the consummation of the Merger. However, Lehman Brothers is under no obligation to resume such market making in the Notes, and, even if it does resume such market making, it may, at its discretion, discontinue doing so at any time without notice. Therefore, no assurance can be given as to the continued liquidity of, or the trading market for, the Notes.

                              -------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              -------------------


                The date of this Prospectus is August 23, 1996.

    NO PERSONS HAVE BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING OF SECURITIES MADE HEREBY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY PROFFITT'S. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE ANY SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF PROFFITT'S SINCE THE DATE HEREOF OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                             AVAILABLE INFORMATION

    Proffitt's is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The reports, proxy statements and other information filed by Proffitt's with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and should be available at the Commission's Regional Offices at 7 World Trade Center, 13th Floor, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

    Proffitt's has filed with the Commission a Registration Statement on Form S-3 (together with any amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Guaranty. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits thereto. Such additional information may be obtained from the Commission's principal office in Washington, D.C. Statements contained in this Prospectus or in any document incorporated in this Prospectus by reference as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in all respects by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents filed with the Commission by Proffitt's (Commission File No. 0-15907) pursuant to the Exchange Act are incorporated by reference in this Prospectus:

        1. Proffitt's Annual Report on Form 10-K for the fiscal year ended February 3, 1996, and Amendment No. 1 thereto dated May 1, 1996;

        2. Proffitt's Quarterly Report on Form 10-Q for the quarter ended May 4, 1996;


        3. Proffitt's Current Reports on Form 8-K filed with the Commission on February 16, 1996, April 1, 1996, July 18, 1996, and August 12, 1996,
    respectively;


        4. The description of Proffitt's Common Stock contained in Proffitt's Registration Statement on Form 8-A dated May 27, 1987 and Proffitt's Registration Statement on Form S-3 dated October 19, 1993 (Registration No. 33-70000);

        5. Proffitt's Registration Statement on Form 8-A dated April 3, 1995 in respect of the Proffitt's Share Purchase Rights Plan.

    All documents and reports filed by Proffitt's pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the date of the Special Meeting shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the dates of filing of such documents or reports. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such document so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    This Prospectus incorporates documents by reference which are not presented herein or delivered herewith. Such documents (other than exhibits to such documents unless such exhibits are specifically incorporated by reference) are available, without charge, to any person, including any beneficial owner, to whom this Prospectus is delivered, on written or oral request, within one business day of such request, to Proffitt's, Inc., P.O. Box 9388, Alcoa, Tennessee 37701 (telephone number: (615) 983-7000), attention: Investor Relations.

                                    SUMMARY

THE COMPANY

    Proffitt's is a leading regional specialty department store company offering a wide selection of fashion apparel, accessories, cosmetics, and decorative home furnishings, featuring assortments of premier brands and unique specialty merchandise. Proffitt's stores are primarily anchor stores in leading regional malls.

THE GUARANTY AND THE SUPPLEMENTAL INDENTURE

    Proffitt's intends to solicit the consent of the Noteholders to the Supplemental Indenture. The Supplemental Indenture, if approved by the Noteholders, will, among other things, amend and restate the Indenture to make Proffitt's a party thereto, and to make applicable to Proffitt's certain covenants which are currently applicable to Parisian, remove certain provisions which will be rendered obsolete upon the closing of the Merger, make certain other amendments described in this Prospectus, and add to the Indenture the Guaranty. The Guaranty will be an unsecured senior subordinated obligation of Proffitt's, ranking pari passu with all other existing and future indebtedness of Proffitt's that is expressly subordinated to Proffitt's senior indebtedness. The Guaranty will be subordinated to senior indebtedness of Proffitt's on the same basis as the Notes are subordinated to senior indebtedness of Parisian. See "DESCRIPTION OF THE GUARANTY AND THE SUPPLEMENTAL INDENTURE."

OTHER CONSIDERATIONS


    As of August 3, 1996, after giving pro forma effect to the Merger, the aggregate amount of Parent Senior Indebtedness (as defined in the Supplemental Indenture) outstanding was $119 million, including $54 million of guaranties of indebtedness of subsidiaries. On August 3, 1996, after giving pro forma effect to the Merger, the subsidiaries of Proffitt's (including Parisian and its subsidiaries) would have had outstanding indebtedness of approximately $209 million, including trade payables (in the case of Parisian, only factored trade payables are included) and excluding the Notes.


    Anticipated non-recurring charges to be incurred by Proffitt's related to integrating Parisian into Proffitt's are estimated at $4.0 million ($2.4 million net of tax), which includes the conversion of computer systems and other expenses of consolidating administrative functions of Proffitt's and Parisian.

    The Notes are unsecured and are subordinated in right of payment to the payment of all existing and future Senior Indebtedness of Parisian, as defined in the Indenture. Upon approval of the Supplemental Indenture by the Noteholders, the Guaranty will be subordinated in right of payment to the payment of all existing and future Parent Senior Indebtedness. See "DESCRIPTION OF GUARANTY AND THE SUPPLEMENTAL INDENTURE." As a result of the subordination provisions of the Supplemental Indenture, in the event of the liquidation, receivership, reorganization, dissolution or insolvency of Proffitt's, creditors of Proffitt's who are holders of Parent Senior Indebtedness may recover more, ratably, than the Noteholders and funds that would otherwise be payable to the Noteholders under the Guaranty will be paid to the holders of Parent Senior Indebtedness to the extent necessary to pay the Parent Senior Indebtedness in full, and Proffitt's may thereby be unable to meet its obligations fully with respect to the Guaranty. In the event of a payment default on Parent Senior Indebtedness, payment of Proffitt's obligations under the Guaranty may be prohibited until such payment default is cured or waived. A non-payment default which results in an acceleration of Parent Senior Indebtedness could give rise to the prohibition of payments under the Guaranty for an indefinite period after the expiration of a Parent Payment Blockage Period, as defined in the Supplemental Indenture. In addition, Proffitt's ability to effect any required repurchases of Notes upon the occurrence of a Change of Control Triggering Event may be limited by the terms and conditions of instruments governing Parent Senior Indebtedness and by the subordination provisions of the Supplemental Indenture.

    Holders of certain Parent Senior Indebtedness outstanding have been granted security interests in and liens upon a substantial portion of the real property and fixtures of Proffitt's and certain subsidiaries. If an event of default should occur under any of the instruments governing such Parent Senior Indebtedness, subject to any applicable cure periods, the holders thereof will have the right to foreclose upon such collateral. In a bankruptcy proceeding involving Proffitt's, Proffitt's assets would be available to pay indebtedness under the Guaranty only after all Parent Senior Indebtedness has been paid in full, and, in such event, there may not be sufficient assets to pay amounts due under the Guaranty.

    Proffitt's and Parisian are large retail department store chains, with operations and sales in several different regions of the United States. Although management of the companies believes that their respective operations are complementary and that integration of the companies' operations can be accomplished promptly and without substantial difficulty, there can be no assurance that future results of Proffitt's will improve or will not be adversely affected as a result of the Merger.

    There is no established trading market for the Notes and there can be no assurance that any such market will develop or be available at any time following the Merger. Prior to the date hereof, Lehman Brothers has made a market in the Notes. Since the date of the announcement of the Merger, Lehman Brothers has discontinued making a market in the Notes and will not resume making a market in the Notes until at least after the consummation of the Merger. However, Lehman Brothers is under no obligation to resume such market making in the Notes, and, even if it resumes such market making, it may, at its discretion, discontinue doing so at any time without notice.


    Pursuant to an agreement dated May 13, 1996, Apollo Specialty Retail Partners agreed to convert its 600,000 shares of Series A Preferred Stock of Proffitt's, pursuant to the terms of the Series A Preferred Stock and in consideration of the payment of an inducement payment in the amount of $3,031,674, into 1,421,801 shares of common stock of Proffitt's. This transaction was consummated on June 28, 1996.

                     SELECTED FINANCIAL AND OPERATING DATA
                                      AND
                PRO FORMA SELECTED FINANCIAL AND OPERATING DATA

    Set forth on the following pages are selected historical financial and operating data of Proffitt's and Parisian, and selected unaudited pro forma combined financial and operating data of Proffitt's and Parisian. The historical data with respect to Proffitt's and Parisian are derived from the respective historical financial statements of Proffitt's and Parisian and should be read in conjunction with the financial statements and notes of Proffitt's incorporated herein by reference and the financial statements and notes of Parisian appearing elsewhere in this Prospectus.

    The selected unaudited pro forma combined financial and operating data should be read in conjunction with the unaudited pro forma financial statements, including the notes thereto, appearing elsewhere in this Prospectus. See "Unaudited Pro Forma Condensed Combined Financial Statements."

SELECTED FINANCIAL AND OPERATING DATA FOR PROFFITT'S, INC. (1)

    The selected financial and operating data below should be read in conjunction with the Consolidated Financial Statements and Notes thereto of Proffitt's and with Management's Discussion and Analysis of Financial Condition and Results of Operations incorporated by reference in this Prospectus. The selected financial and operating data as of and for the three months ended April 29, 1995 and May 4, 1996 are derived from unaudited financial statements as of such dates and for such periods, but in the opinion of management, include all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of such data.

                                                                                                               THREE MONTHS ENDED
                                                               FISCAL YEAR ENDED (2)                                  (3)
                                        -------------------------------------------------------------------   --------------------
                                        FEBRUARY 1,   JANUARY 30,   JANUARY 29,   JANUARY 28,   FEBRUARY 3,   APRIL 29,    MAY 4,
                                           1992          1993          1994          1995          1996         1995        1996
                                        -----------   -----------   -----------   -----------   -----------   ---------   --------
                                                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF INCOME DATA:
Net Sales (4).........................   $ 435,284     $ 601,677     $ 798,779    $ 1,216,498   $ 1,333,498   $ 287,125   $296,561
Costs and expenses:
 Cost of sales........................     273,040       362,620       520,987        795,353       873,218     187,008    192,892
 Selling, general and administrative
expenses..............................     112,793       158,920       192,028        284,748       324,650      70,891     71,537
 Other operating expenses.............      34,934        44,016        66,617         97,821       105,021      24,840     24,398
 Expenses related to hostile takeover
defense (5)...........................                                                                3,182         438
 Impairment of long-lived assets
(6)...................................                                                               19,121
 Merger, restructuring and integration
costs (7).............................                                                               20,822                  2,763
 Gain on sale of assets (8)...........                                                                                      (2,260)
                                        -----------   -----------   -----------   -----------   -----------   ---------   --------
     Operating income (loss)..........      14,517        36,121        19,147         38,576       (12,516)      3,948      7,231
Other income (expense):
 Finance charge income, net of
   allocation to purchasers of
accounts receivable (9)...............      15,194        15,401        19,312         27,934        31,273       7,793      7,160
 Interest expense.....................     (15,102)(10)   (9,445)       (9,245)       (20,781)      (26,098)     (6,269)    (4,105)
 Other income (expense), net..........       1,817          (380)(11)    2,923          3,865         2,848         656        370
                                        -----------   -----------   -----------   -----------   -----------   ---------   --------
   Income (loss) before provision for
     income taxes, extraordinary loss
     and cumulative effect of
accounting changes....................      16,426        41,697        32,137         49,594        (4,493)      6,128     10,656
Provision for income taxes............       7,045        15,567        12,892         19,850         1,906       2,480      4,402
                                        -----------   -----------   -----------   -----------   -----------   ---------   --------
   Income (loss) before extraordinary
     loss and cumulative effect of
accounting changes....................       9,381        26,130        19,245         29,744        (6,399)      3,648      6,254
Extraordinary loss on extinguishment
 of debt (net of tax).................                                  (1,088)                      (2,060)
Cumulative effect of accounting
 changes (net of tax) (12)............                    (1,794)        1,904
                                        -----------   -----------   -----------   -----------   -----------   ---------   --------
 Net income (loss)....................       9,381        24,336        20,061         29,744        (8,459)      3,648      6,254
Preferred stock dividends.............                                                  1,694         1,950         488        488
                                        -----------   -----------   -----------   -----------   -----------   ---------   --------
 Net income (loss) available to common
shares................................   $   9,381     $  24,336     $  20,061    $    28,050   $   (10,409)  $   3,160   $  5,766
                                        -----------   -----------   -----------   -----------   -----------   ---------   --------
                                        -----------   -----------   -----------   -----------   -----------   ---------   --------
Earnings (loss) per common share
 before extraordinary loss and
 cumulative effect of accounting
changes...............................   $    1.07     $    2.06     $    1.09    $      1.48   $     (0.43)  $    0.16   $   0.29
Extraordinary loss....................                                   (0.06)                       (0.11)
Cumulative effect of accounting
changes...............................                     (0.14)         0.11
                                        -----------   -----------   -----------   -----------   -----------   ---------   --------
Earnings (loss) per common share......   $    1.07     $    1.92     $    1.14    $      1.48   $     (0.54)  $    0.16   $   0.29
                                        -----------   -----------   -----------   -----------   -----------   ---------   --------
                                        -----------   -----------   -----------   -----------   -----------   ---------   --------
Weighted average common shares
 outstanding (in thousands) (13)......       8,788        12,707        17,667         18,922        19,372      19,182     19,744
Ratio of earnings to fixed charges....        1.86x         3.86x         2.62x          2.46x      --     (17)      1.65x     2.50x
OPERATING DATA:
Comparable store net sales increases
(14)..................................           5%            6%            6%             1%            3%          3%         5%
Stores open at end of period
(14)(15)..............................          40            69            78            106           104         106        103
Capital expenditures (16).............   $   5,843     $  39,013     $  78,475    $    43,289   $    49,458   $   9,668   $  9,348
BALANCE SHEET DATA:
Working capital.......................   $ 126,026     $ 180,091     $ 286,351    $   283,162   $   212,122               $203,460
Total assets..........................   $ 274,441     $ 455,295     $ 575,449    $   878,393   $   835,666               $825,893
Senior long-term debt, less current
portion...............................   $ 106,066     $ 193,555     $  95,777    $   190,216   $   134,255               $113,965
Subordinated debt.....................                               $  86,250    $   100,269   $   100,505               $100,568
Shareholders' equity..................   $ 101,229     $ 143,107     $ 290,309    $   360,611   $   356,852               $363,821

NOTES TO SELECTED FINANCIAL AND OPERATING DATA FOR PROFFITT'S INC. (IN
THOUSANDS)

(1) Effective February 3, 1996, Proffitt's combined its business with Younkers, Inc., a publicly-owned retail department store chain. The combination was structured as a tax-free transaction and has been accounted for as a pooling of interests and accordingly, the financial statements were restated for all periods to include the results of operations and financial position of Younkers. Each share of Younkers, Inc. Common Stock was converted into ninety eight one-hundredths (.98) shares of Proffitt's Common Stock, with approximately 8,800 shares issued in the transaction.

(2) Proffitt's's fiscal year ends on the Saturday nearest January 31. Fiscal years presented consisted of 52 weeks except for the fiscal year ended February 3, 1996 which consisted of 53 weeks (except for the period ended January 30, 1993 which includes 53 weeks for Younkers).

(3) The business of Proffitt's is seasonal, and results for any period within a fiscal year are not necessarily indicative of the results that may be achieved for a full fiscal year.

(4) Net Sales include leased department sales, which represent sales by retail vendors that lease store space. Leased department sales accounted for approximately 6 to 7% of net sales for all periods presented.

(5) Expenses incurred were related to the defense of the attempted hostile takeover of Younkers by Carson Pirie Scott & Co.

(6) Proffitt's adopted the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" in the fourth quarter of the year ended February 3, 1996. As a result of adopting this new accounting standard and as a result of closing certain stores and warehouses, Proffitt's incurred impairment charges related to the write-down in carrying value of six operating stores due to poor operating results, abandonment of duplicate warehouse and leasehold improvements related to the Parks-Belk acquisition and the Younkers merger, and a loss on abandonment of leasehold improvements related to closed stores.

(7) In connection with the merger of Proffitt's and Younkers, the two companies incurred certain costs to effect the merger and other costs to restructure and integrate the combined operating companies. The costs incurred were comprised of merger transaction costs, severance and related benefits, abandonment of duplicate administrative office space and property and duplicate data processing equipment and software (including leases), and other costs.

     During the three-month period ended May 4, 1996, Proffitt's incurred additional merger, restructuring and integration costs primarily related to the termination of the Younkers pension plan, continued conversion of systems and consolidation of administrative functions.

(8) During the three-month period ended May 4, 1996, Younkers sold two stores to a third party.

(9) On April 1, 1994, Proffitt's began selling an undivided ownership interest in its accounts receivable, recognizing no gain or loss on the transaction. The ownership interest which may be transferred to the purchaser is limited to $175,000 and is further restricted on a basis of the level of eligible receivables and a minimum ownership interest to be maintained by Proffitt's.

     Effective with the February 3, 1996 merger, Younkers replaced amounts borrowed under a securitization program with the sale of (i) a fixed ownership interest of $75,000 and (ii) a variable ownership interest of up to $50,000 in its trade receivables.

(10) Includes accruals for interest expense of $1,400 resulting from an Internal Revenue Service audit of Younkers.

(11) Includes nonrecurring start-up costs of $1,210 connected with the acquisition of the Prange stores by Younkers.

(12) Effective as of the beginning of the fiscal year ended January 30, 1993, Younkers recognized a cumulative effect adjustment of $1,794 (net of income taxes of $1,225) due to the adoption of SFAS 106, under which employers recognize the cost of retiree health and life insurance benefits over the employees' period of service.

     Effective January 31, 1993, Proffitt's changed its method of accounting for inventory to include certain purchasing and distribution costs. Previously, these costs were charged to expense in the period incurred rather than in the period in which the merchandise was sold. The cumulative effect of this change was to increase net income $2,273 (net of income taxes of $1,532).

     Effective January 31, 1993, Proffitt's also changed its method of accounting for store preopening costs to expensing such costs when incurred. The cumulative effect of this change was to decrease net income $369 (net of income taxes of $236). Previously, these costs were amortized over the twelve months immediately following the individual store openings. Younkers has historically expensed such costs as incurred.

     In 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard ("SFAS") No. 109, Accounting for Income Taxes, which requires a change from the deferred method to the asset and liability method of accounting for income taxes. Proffitt's adopted the new accounting standard effective January 31, 1993. Adoption of the new standard had no effect on Proffitt's financial position or results of operations. There would have been no impact on the year ended January 30, 1993 had the standard been applied retroactively. Younkers adopted SFAS 109 prior to the years presented.

     Effective January 30, 1994, Proffitt's changed its method of accounting for inventory to the last-in, first-out (LIFO) method for a substantial portion of its inventories. Previously, all inventories were valued using the first-in, first-out (FIFO) method. Younkers has historically valued its inventories under the LIFO method. The cumulative effect of this change is not presented because it is not determinable.

(13) In January 1992, April 1992, March 1993 and April 1993, Proffitt's and Younkers completed public offerings of 2,645, 6,047, 2,395, and 2,371 shares of Common Stock, respectively, the proceeds of which were utilized, in part, to reduce long-term debt and fund capital expenditures related to the renovation, acquisition and opening of new stores.

     In October 1993, Proffitt's completed a public offering of $86,250 of Convertible Subordinated Debentures, the proceeds of which were used to reduce outstanding bank debt, fund capital expenditures related to the renovation and expansion of stores, and for working capital and general corporate purposes.

(14) Comparable store data for a fiscal year or a three-month period within a fiscal year are adjusted so that all amounts relate to a 52-week year. New stores become comparable stores in the first full month following the anniversary of the opening of those stores. Renovated, expanded or relocated stores are classified as comparable stores and not as new stores. Where operations within a particular shopping mall are divided among two or more buildings, the combined operation is counted as one store.

(15) Younkers purchased the merchandise inventories, properties and certain other assets of the Prange department store division of H.C. Prange Company in September 1992. Additionally, Proffitt's purchased 19 Hess Department
     Stores: eight in October 1992, nine in January 1993 (of which one was subsequently closed) and two in July 1993.

     During June 1993, Younkers completed the sale and lease back of the eight owned store properties acquired from Prange with net proceeds of approximately $31,000, incurring no gain or loss in the transaction.

     On March 31, 1994, Proffitt's acquired all of the common stock of Macco Investments, Inc. ("Macco"), a privately held corporation and the parent company of McRae's Inc. ("McRae's"), the owner and operator of 28 department stores in Alabama, Florida, Louisiana and Mississippi, for a total acquisition price of approximately $212,000.

     In March and April 1995, Proffitt's acquired Parks-Belk Company, the owner and operator of four department stores of which one was subsequently closed.

(16) Excludes amounts expended in connection with the purchase of the Prange stores in September 1992, Macco Investments, Inc. in March 1994, and Parks-Belk Company in March and April 1995.


(17) The deficit of earnings to fixed charges was $4,778 for the fiscal year ended February 3, 1996. This deficit resulted from certain unusual and nonrecurring charges due primarily to the combination of the businesses of Proffitt's and Younkers effective February 3, 1996, and to the adoption of SFAS 121.

SELECTED FINANCIAL AND OPERATING DATA FOR PARISIAN

    The selected financial and operating data below should be read in conjunction with the Consolidated Financial Statements and Notes thereto of Parisian and with Parisian Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this Prospectus. The selected financial and operating data as of and for the three months ended April 29, 1995 and May 4, 1996 are derived from unaudited financial statements as of such dates and for such periods, but, in the opinion of management, include all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of such data.

                                                                                                       THREE MONTHS ENDED
                                                       FISCAL YEAR ENDED (1)                                   (2)
                                -------------------------------------------------------------------   ---------------------
                                FEBRUARY 1,   JANUARY 30,   JANUARY 29,   JANUARY 28,   FEBRUARY 3,   APRIL 29,     MAY 4,
                                   1992          1993          1994          1995          1996         1995         1996
                                -----------   -----------   -----------   -----------   -----------   ---------    --------
                                         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Net Sales(3)..................   $ 368,216     $ 448,969     $ 517,668     $ 606,717     $ 663,828    $ 155,351    $166,047
Costs and expenses:
 Cost of sales................     226,018       275,563       328,506       393,949       419,056       91,874      99,404
 Selling, general and
   administrative expenses....      99,221       117,576       137,110       159,987       165,237       40,545      42,472
 Other operating expenses.....      26,484        31,602        37,784        47,139        55,948       13,851      14,367
 Reengineering costs(4).......                                                 3,185           304
                                -----------   -----------   -----------   -----------   -----------   ---------    --------
   Operating income...........      16,493        24,228        14,268         2,457        23,283        9,081       9,804
Other income (expense):
 Finance charge income, net of
   allocation to purchaser of
accounts receivable...........      12,180        12,621         9,930         8,046         7,125        1,628       2,156
 Interest expense.............     (30,020)      (27,217)      (21,617)      (18,051)      (17,652)      (4,439)     (4,245)
 Other income, net............         124           465           156           411         2,407        1,110         143
                                -----------   -----------   -----------   -----------   -----------   ---------    --------
   Income (loss) before
     provision for income
taxes.........................      (1,223)       10,097         2,737        (7,137)       15,163        7,380       7,858
Provision for income taxes....         203         4,345         1,705        (1,674)        6,385        2,901       3,307
                                -----------   -----------   -----------   -----------   -----------   ---------    --------
 Income (loss) before
   extraordinary loss.........      (1,426)        5,752         1,032        (5,463)        8,778        4,479       4,551
Extraordinary loss on early
retirement of debt (net of
tax)..........................                                  (5,403)
                                -----------   -----------   -----------   -----------   -----------   ---------    --------
 Net income (loss)............   $  (1,426)    $   5,752     $  (4,371)    $  (5,463)    $   8,778    $   4,479    $  4,551
                                -----------   -----------   -----------   -----------   -----------   ---------    --------
                                -----------   -----------   -----------   -----------   -----------   ---------    --------
Earnings (loss) per common
 share before extraordinary
loss..........................   $   (0.23)    $    0.93     $    0.17     $   (0.78)    $    1.19    $    0.61    $   0.62
Extraordinary loss............                                   (0.87)
                                -----------   -----------   -----------   -----------   -----------   ---------    --------
Earnings (loss) per common
share.........................   $   (0.23)    $    0.93     $   (0.70)    $   (0.78)    $    1.19    $    0.61    $   0.62
                                -----------   -----------   -----------   -----------   -----------   ---------    --------
                                -----------   -----------   -----------   -----------   -----------   ---------    --------
Weighted average common shares
outstanding (in
thousands)(5).................       6,208         6,208         6,208         6,987         7,356        7,356       7,356
Ratio of earnings to fixed
charges(6)....................      --              1.32x         1.10x       --              1.55x        2.09x       2.14x
OPERATING DATA:
Comparable store net sales
increases(7)..................           6%           10%            0%            0%           -1%          -4%          3%
Stores open at end of
period........................          22            25            30            35            37           35          38
Capital expenditures..........   $     886     $   4,604     $  14,974     $   5,730     $  10,735    $     305    $  1,211
BALANCE SHEET DATA:
Working capital...............   $  79,165     $  85,298     $  94,797     $ 101,305     $ 128,599                 $134,396
Total assets..................   $ 328,422     $ 365,004     $ 304,784     $ 323,122     $ 344,206                 $345,694
Senior long-term debt, less
 current portion..............   $  24,200     $  23,899     $  23,567     $  19,258     $  22,792                 $ 22,539
Subordinated debt.............   $ 100,000     $ 100,000     $ 125,000     $ 125,000     $ 125,000                 $125,000
Shareholders' equity..........   $  60,316     $  66,068     $  61,697     $  71,153     $  79,931                 $ 84,482

NOTES TO SELECTED FINANCIAL AND OPERATING DATA FOR PARISIAN (IN THOUSANDS)

(1) Parisian's fiscal year ends on the Saturday nearest January 31. Fiscal years presented consisted of 52 weeks except for the fiscal year ended February 3, 1996 which consisted of 53 weeks.

(2) The business of Parisian is seasonal, and results for any period within a fiscal year are not necessarily indicative of the results that may be achieved for a full fiscal year.

(3) Net Sales include leased department sales, which represent sales by retail vendors that lease store space. Leased department sales accounted for approximately 1 to 2% of net sales for all periods presented.

(4) In the fiscal years ended January 28, 1995 and February 3, 1996, Parisian incurred certain non-recurring charges in connection with a business process redesign project. Such reengineering costs included implementation of cost containment measures, primarily directed at payroll, as well as customer surveys to refine Parisian's market focus.

(5) In May 1994, Parisian completed a private offering of 1,148 shares of Parisian Common Stock to certain of its shareholders.

(6) The deficit of earnings to fixed charges was $1,223 for 1991 and $7,137 for 1994.

(7) Comparable store growth for 1993 and 1994 does not include sales for Parisian's Cincinnati stores, since comparable store sales would be distorted for the periods as a result of the opening of two additional stores in the market in 1993.

     Comparable store sales growth for 1994 does not include sales for Parisian's Atlanta stores, since comparable store sales would be distorted for the period as a result of opening one additional store in the market during each of 1993 and 1994.

     Comparable store sales growth for 1995 does not include sales for Parisian's Keystone Crossing store in Indianapolis, IN, since comparable sales would be distorted for the period as a result of opening an additional store in the market during 1995. Additionally, comparable store sales do not include Parisian's Sarasota, FL, store since comparable store sales would be distorted for the period due to the closing of the store during January 1996.

SELECTED PRO FORMA FINANCIAL AND OPERATING DATA

    The pro forma selected financial and operating data below have been prepared on a combined basis based upon the historical financial statements of Proffitt's and Parisian. The pro forma combined information gives effect to the Merger accounted for as a purchase. See "Unaudited Pro Forma Condensed Combined Financial Statements."

                                                                        FISCAL          THREE
                                                                      YEAR ENDED     MONTHS ENDED
                                                                      FEBRUARY 3,       MAY 4,
                                                                         1996            1996
                                                                      -----------    ------------
                                                                        (DOLLARS IN THOUSANDS,
                                                                       EXCEPT PER SHARE AMOUNTS)
STATEMENT OF INCOME DATA:
Net Sales..........................................................   $ 1,997,326      $462,608
Costs and expenses:
  Cost of sales....................................................     1,292,974       292,596
  Selling, general and administrative expenses.....................       488,287       113,609
  Other operating expenses.........................................       162,973        39,265
  Expenses related to hostile takeover defense.....................         3,182
  Impairment of long-lived assets..................................        19,121
  Merger, restructuring and integration costs......................        20,822         2,763
  Gain on sale of assets...........................................                      (2,260)
                                                                      -----------    ------------
    Operating income...............................................         9,967        16,635
                                                                      -----------    ------------
Other income (expense):
  Finance charge income, net of allocation to purchasers of
    accounts receivable............................................        38,398         9,316
  Interest expense.................................................       (53,050)      (10,650)
  Other income (expense), net......................................         5,255           513
                                                                      -----------    ------------
    Income before provision for income taxes and extraordinary
loss...............................................................           570        15,814
Provision for income taxes.........................................         5,691         7,059
                                                                      -----------    ------------
  Income (loss) before extraordinary loss..........................        (5,121)        8,755
Preferred stock dividends..........................................         1,950           488
                                                                      -----------    ------------
  Income (loss) before extraordinary loss after preferred stock
dividends..........................................................   $    (7,071)     $  8,267
                                                                      -----------    ------------
                                                                      -----------    ------------
Earnings (loss) per common share before extraordinary loss.........   $     (0.31)     $   0.36
Weighted average common shares outstanding (in thousands)..........        22,474        22,846
Ratio of earnings to fixed charges.................................          1.00x         1.98x
OPERATING DATA:
Comparable store net sales increases...............................             2%            4%
Stores open at end of period.......................................           141           141
Capital expenditures...............................................   $    60,193      $ 10,559

                                                                                  MAY 4, 1996
                                                                                  -----------
BALANCE SHEET DATA:
Working capital................................................................   $   334,856
Total assets...................................................................   $ 1,339,429
Senior long-term debt, less current portion....................................   $   261,804
Subordinated debt..............................................................   $   225,568
Shareholders' equity...........................................................   $   468,845

                                   THE MERGER


    On July 8, 1996, Proffitt's, Casablanca and Parisian entered into an Agreement and Plan of Merger (the "Merger Agreement") which provides that, subject to the satisfaction or waiver of the conditions set forth therein, Casablanca will be merged with and into Parisian and Parisian will become a wholly-owned subsidiary of Proffitt's. As soon as practicable after the satisfaction and waiver of the conditions under the Merger Agreement, Articles of Merger will be filed with the Secretary of State of the State of Alabama, and the time of such filing will be the effective time of the Merger (the "Effective Time"). A meeting of the shareholders of Parisian to consider approval of the Merger will be held on September 20, 1996.


                            THE CONSENT SOLICITATION

    In connection with the consummation of the transactions contemplated by the Merger Agreement, Proffitt's intends to seek the consent of the Parisian Noteholders to the Supplemental Indenture. Under the terms of the Indenture, approval of holders of not less than a majority in aggregate principal amount of the Notes (with any Notes held by Parisian and its affiliates being considered as not outstanding for purposes of such calculation) is required to approve the Supplemental Indenture. Upon receipt by the Trustee of (i) a request from Parisian accompanied by a certified copy of the resolutions of Parisian's Board of Directors authorizing the execution of the Supplemental Indenture, and (ii) the written consents of holders of not less than a majority in aggregate principal amount of the Notes to the Supplemental Indenture, the Trustee, Parisian and Proffitt's will execute the Supplemental Indenture. It is expected that the Supplemental Indenture, if approved by the Noteholders, will be executed on or before, and will become effective as of, the date of the Effective Time.

           DESCRIPTION OF THE GUARANTY AND THE SUPPLEMENTAL INDENTURE

THE GUARANTY

    If the Supplemental Indenture is approved, Proffitt's, Parisian and the Trustee will execute the Supplemental Indenture which will provide, among other things, that (i) payment of the principal of, and interest and premium if any, on the Notes by Parisian and (ii) the due and punctual performance under the Indenture of all other obligations of Parisian will be guaranteed on a senior subordinated basis by Proffitt's. The Guaranty will be an unsecured senior subordinated obligation of Proffitt's, ranking pari passu with all other existing and future Indebtedness of Proffitt's that is expressly subordinated to Parent Senior Indebtedness (as defined below).

    The Supplemental Indenture, if approved, will also provide that (i) Proffitt's waives notice of any default under the Notes, (ii) the Guaranty is not subject to any defense of setoff, (iii) the Guaranty will continue to be effective, or will be reinstated, as the case may be, in the event of the bankruptcy or reorganization of Parisian, (iv) Proffitt's will not be entitled to any right of subrogation in relation to the Noteholders in respect of the Guaranty until payment in full of all Guaranteed Obligations has been made in cash or cash equivalents, (v) Profitt's agrees to pay all costs incurred by the Trustee or any Noteholder in enforcing any rights under the Guaranty and (vi) no waiver of any provision of the Guaranty shall be effective unless agreed to in writing by the Trustee.


    Subordination of Guaranty. The indebtedness evidenced by the Guaranty will be subordinated on the same or a more favorable, basis to Parent Senior Indebtedness as the Notes are subordinated to Senior Indebtedness (as defined in the Indenture) of Parisian.


    Upon any payment or distribution of assets or securities of Proffitt's in any dissolution, winding up, total or partial liquidation or reorganization of Proffitt's, payment under the Guaranty will be subordinated, to the extent and in the manner set forth in the Supplemental Indenture, to the prior payment in full (in cash or cash equivalents) of all Parent Senior Indebtedness, including any interest accruing on such Parent Senior Indebtedness subsequent to the commencement of a bankruptcy, insolvency or similar proceeding. Upon any default by Proffitt's in the payment of the principal of, premium, if any, or interest on Parent Senior Indebtedness, when the same becomes due, no payment may be made under the Guaranty until such default has been cured or waived by the holders of such Parent Senior Indebtedness. The Supplemental Indenture also provides that no payment may be made by Proffitt's under the Guaranty for the period specified below (the "Parent Payment Blockage Period") during the continuance of any non-payment event of default with respect to Significant Parent Senior Indebtedness (as defined below) pursuant to which the maturity thereof may be accelerated. The Parent Payment Blockage Period shall commence on the earlier of (i) receipt by the Trustee of notice from any trustee, representative or agent for the holders of any Significant Parent Senior Indebtedness (or the holders of a least a majority in principal amount of such Significant Parent Senior Indebtedness then outstanding) or (ii) if such non-payment event of default results from the acceleration of the Notes, the date of such acceleration, and end 179 days thereafter unless such Parent Payment Blockage Period shall be terminated by written notice to the Trustee from any trustee, representative or agent for the holders of Significant Parent Senior Indebtedness (or the holders of at least a majority in principal amount of such Significant Parent Senior Indebtedness then outstanding). Not more than one Parent Payment Blockage Period with respect to the Guaranty may be commenced during any period of 360 consecutive days. No event of default that existed or was continuing on the date of the commencement of any Parent Payment Blockage Period with respect to Significant Parent Senior Indebtedness initiating such period shall be, or be made, the basis for the commencement of a second Parent Payment Blockage Period by the representative for or the holders of such Significant Parent Senior Indebtedness whether or not within a period of 360 consecutive days unless such event of default shall have been cured or waived for a period of not less than 90 consecutive days.

    As a result of the subordination provisions described above, in the event of the liquidation, receivership, reorganization, dissolution or insolvency of Proffitt's, creditors of Proffitt's who are holders of Parent Senior Indebtedness may recover more, ratably, than the holders of the Notes and funds that would be otherwise payable to the holders of the Notes under the Guaranty will be paid to the holders of the Parent Senior Indebtedness to the extent necessary to pay the Parent Senior Indebtedness in full in cash or cash equivalents, and Proffitt's may be unable to meet its obligations fully with respect to the Guaranty.


    As of August 3, 1996, after giving pro forma effect to the Merger, the aggregate amount of Parent Senior Indebtedness outstanding was $119 million, including $54 million of guaranties of indebtedness of subsidiaries. Certain of the operations of Proffitt's are conducted through its subsidiaries. On August 3, 1996, after giving pro forma effect to the Merger, the subsidiaries of Proffitt's (including Parisian and its subsidiaries) had outstanding indebtedness of approximately $209 million, including trade payables (in the case of Parisian, only factored trade payables are included) and excluding the Notes. The indebtedness evidenced by the Guaranty will be structurally subordinated to indebtedness of the subsidiaries of Proffitt's, including trade payables. In the future, Proffitt's may issue additional Parent Senior Indebtedness to refinance existing indebtedness or for other corporate purposes, subject to applicable restrictions in the debt instruments of Proffitt's and its subsidiaries, including the Indenture.



    "Parent Senior Indebtedness" means, with respect to Proffitt's, the principal of and premium, if any, and interest on (including interest that, but for the filing of a petition initiating any proceeding pursuant to any bankruptcy law with respect to Proffitt's, would accrue on such obligations, whether or not such claim is allowed in such bankruptcy proceeding) and all other monetary obligations of every kind or nature due on or in connection with any Indebtedness of Proffitt's other than the Notes, whether outstanding on the date hereof or thereafter Incurred, unless, in the case of any particular Indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Indebtedness shall not be senior in right of payment to the Notes. Without limiting the generality of the foregoing, "Parent Senior Indebtedness" shall include the Indebtedness under the new bank credit facility or facilities of Proffitt's and/or its subsidiaries (the "Working Capital Facility") and amounts owed to banks or other financial institutions pursuant to factoring arrangements for goods, materials or services purchased in the ordinary course of business. Notwithstanding the foregoing, "Parent Senior Indebtedness" shall not include (i) Indebtedness of Proffitt's to a subsidiary or (ii) amounts owed (except to banks and other financial institutions as aforesaid) for goods, materials or services purchased in the ordinary course of business.

    "Significant Parent Senior Indebtedness" means (i) any Parent Senior Indebtedness incurred under the Working Capital Facility and (ii) any other issue of Parent Senior Indebtedness having an outstanding principal amount of at least $25,000,000 which is specifically designated in the instrument evidencing or agreement governing such Parent Senior Indebtedness as "Significant Parent Senior Indebtedness".

    The foregoing summary of the Guaranty and related subordination provisions and the following summary of certain provisions of the Supplemental Indenture do not purport to be complete and are subject, and are qualified in their entirety by reference, to the Supplemental Indenture, including the definitions therein of terms not defined in this Prospectus. A copy of the Supplemental Indenture is filed as an exhibit to the Registration Statement of which this Prospectus is a part.

SUPPLEMENTAL INDENTURE

    Currently, the Indenture contains covenants restricting the ability of Parisian and its subsidiaries to incur additional indebtedness, make dividends and other distributions, enter into transactions with affiliates, grant liens on their assets, enter into business combination transactions and take certain other specified actions. If the Supplemental Indenture is approved, these covenants will become applicable to Proffitt's and its subsidiaries (including Parisian and its subsidiaries). In addition, the Indenture currently requires Parisian to file periodic reports with the Commission and to make an offer to repurchase Notes upon the occurrence of a Change of Control Triggering Event (as defined therein). If the Supplemental Indenture is approved, Proffitt's will be substituted for Parisian as the entity which is required to file periodic reports with the Commission and will guarantee the obligations of Parisian to make a repurchase offer upon the occurrence of a Change of Control Triggering Event. In addition, if the Supplemental Indenture is approved, a change of control of Proffitt's may give rise to a Change of Control Triggering Event. Although the Supplemental Indenture also includes a limited number of other changes, including a change to the definition of Net Income, in general the Supplemental Indenture will expand the coverage of the Indenture covenants to Proffitt's and its subsidiaries without making substantive changes that are adverse to the holders of Notes in the terms of those covenants currently applicable to Parisian and its subsidiaries.

    Periodic Reports. Proffitt's will be required under the Supplemental Indenture to file with the Commission quarterly reports containing such information as required by Form 10-Q (or the then applicable form for quarterly reports) for the first three quarters of each fiscal year and annual reports containing such information as required by Form 10-K (or the then applicable form for annual reports) that it would be required to file under Section 13 of the Exchange Act if it had a class of securities listed on a national securities exchange and to cause such reports to be filed with the Trustee and mailed to the holders of Notes. Currently, the Indenture requires Parisian to make such filings and mailings.

    Limitation on Indebtedness. As a result of the Supplemental Indenture, the ability of Proffitt's and its subsidiaries to incur Indebtedness will be restricted, unless the Consolidated Cash Flow Ratio for Proffitt's and its consolidated subsidiaries, after giving effect to the incurrence of such Indebtedness and the application of the proceeds thereof, would be equal to or greater than 2.25 to 1. Currently, such restrictions apply to Parisian and its subsidiaries.


    In addition, the Supplemental Indenture will increase the exception to the foregoing restrictions for a credit facility or facilities from the current level of $50 million for Parisian and its subsidiaries to $325 million for Proffitt's and its subsidiaries.



    Limitation on Restricted Payments. As a result of the Supplemental Indenture, the ability of Proffitt's and its subsidiaries to (i) declare or pay any dividend on, or make any distribution in respect of or purchase, redeem or retire for value, any Capital Stock of Proffitt's, (ii) make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value, prior to any scheduled principal payment of maturity, Indebtedness of Proffitt's or any of its subsidiaries that is expressly subordinate in right of payment to the Notes or the Guaranty or (iii) make any loan, incur, or suffer to exist any Guarantee of Indebtedness of, or make any investment in, any Affiliate of Proffitt's, other than Proffitt's or a subsidiary of Proffitt's, will be restricted on substantially the same terms as the Indenture currently restricts Parisian and its subsidiaries.


    Limitation on Transactions with Affiliates. As a result of the Supplemental Indenture, the ability of Proffitt's or any of its subsidiaries to enter into or suffer to exist any transaction or series of related transactions (including, without limitation, the sale, purchase, exchange or lease of assets, property or services) with any Affiliate of Proffitt's, will be restricted on substantially the same terms as the Indenture currently restricts Parisian and its subsidiaries. However, as a result of the Supplemental Indenture Proffitt's may engage in a Permitted Drop Down Transaction.



    "Permitted Drop Down Transaction" means a transaction in which Proffitt's contributes a significant portion or all of its operating assets to a wholly owned subsidiary, provided that the transaction is designed in good faith to accommodate Proffitt's tax planning, such wholly owned subsidiary guarantees the Notes on substantially the same terms as the Guaranty, and the transaction is not disadvantageous to the Noteholders in the good faith opinion of Proffitt's Board of Directors.



    Limitation on Future Senior Subordinated Indebtedness. As a result of the Supplemental Indenture, the ability of Proffitt's to Incur any Indebtedness, other than the Guaranty, that is subordinated in right of payment to any other Indebtedness of Proffitt's will be restricted, unless such Indebtedness, by its terms or the terms of the instrument creating or evidencing it, is pari passu with or subordinated to the Notes. Currently, such restrictions apply to Parisian.


    Limitation on Dividend and Other Payment Restrictions Affecting Subsidiaries. As a result of the Supplemental Indenture, the ability of Proffitt's or any of its subsidiaries to create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction on the ability of any subsidiary of Proffitt's to (a) pay dividends or make any other distributions on its Capital Stock owned by, or pay any Indebtedness owed to, Proffitt's or another subsidiary of Proffitt's, (b) make loans or advances to Proffitt's or a subsidiary of Proffitt's or (c) transfer any of its properties or assets to Proffitt's or a subsidiary of Proffitt's, will be restricted on substantially the same terms as the Indenture currently restricts Parisian and its subsidiaries.

    Purchase of Notes Upon Change of Control Triggering Event. If a Change of Control Triggering Event shall occur at any time, each holder of Notes shall have the right to require Parisian to repurchase such holder's Notes, in whole or in part, at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase. As a result of the Supplemental Indenture, Proffitt's will guarantee the obligation of Parisian to make a repurchase offer to holders of Notes upon the occurrence of a Change in Control Triggering Event. A Change of Control Triggering Event means the occurrence of both a Change of Control and a Rating Decline.

    Currently, "Change of Control" is defined in the Indenture with reference to events affecting Parisian. As a result of the Supplemental Indenture, these same events will refer to Proffitt's instead of Parisian. Accordingly, the Merger will not constitute a Change of Control if the Supplemental Indenture is approved. However, as a result of the Supplemental Indenture, a Change of Control will be deemed to occur if Proffitt's ceases at any time after the Merger to own, directly or indirectly, 100% of the total voting power of the then outstanding voting stock of Parisian.

    There can be no assurance that sufficient funds will be available at the time of any Change of Control Triggering Event to make any required purchases. In addition, the ability of Parisian to repurchase Notes (and of Proffitt's to guarantee such repurchase) following a Change of Control Triggering Event may be limited by the terms of the then existing Senior Indebtedness (and Parent Senior Indebtedness), including, without limitation, the subordination provisions described above.

    Limitation on Liens. As a result of the Supplemental Indenture, the ability of Proffitt's to incur any Indebtedness (i) which is, by the terms of the instrument creating or evidencing such Indebtedness or pursuant to which it is outstanding, subordinated in right of payment to any other Indebtedness (including the Guaranty) and (ii) which is secured, directly or indirectly, with a Lien on the property, assets or any income or profits thereon of Proffitt's or any of its subsidiaries, will be restricted on substantially the same terms as the Indenture currently restricts Parisian.

    Limitation on Preferred Stock of Subsidiaries. As a result of the Supplemental Indenture, the ability of any subsidiary of Proffitt's to issue any preferred stock or permit any Person to own or hold an interest in any preferred stock of any such subsidiary will be restricted on substantially the same terms as the Indenture currently restricts subsidiaries of Parisian.

    Consolidation, Merger and Sale of Assets. Currently, the ability of Parisian to consolidate with or merge with or into any Person or sell, convey, assign, transfer, lease or otherwise dispose of all or substantially all of its properties and assets (determined on a consolidated basis for Parisian and its subsidiaries taken as a whole) to any entity is restricted under the Indenture. As a result of the Supplemental Indenture, the ability of Proffitt's to consolidate with or merge with or into any Person or sell, convey, assign, transfer, lease or otherwise dispose of all or substantially all of its properties and assets (determined on a consolidated basis for Proffitt's and its subsidiaries taken as a whole) to any entity will also be restricted on substantially the same terms as currently apply to Parisian. The restrictions on any such transactions involving Parisian will, in all material respects, remain in the Supplemental Indenture.

EVENTS OF DEFAULT

    As a result of the Supplemental Indenture, a number of "Events of Default" with respect to the Notes, which are currently defined solely with reference to Parisian and/or its subsidiaries, will be amended to cover, in addition, Proffitt's and/or its subsidiaries. Accordingly, the Events of Default under the Supplemental Indenture will consist of the following: (a) default in the payment of any installment of interest on any Note for 30 days after becoming due; (b) default in the payment of the principal of (or premium, if any, on) any Note when due; (c) subject to the giving of notice and the expiration of a 60-day grace period, default in the performance by Proffitt's or Parisian of any other covenant or agreement contained in the Notes or the Supplemental Indenture; (d) the failure of Proffitt's or of any of its subsidiaries to pay the principal of any Indebtedness with a principal amount then outstanding in excess of $10 million, individually or in the aggregate, when the same becomes due and payable at final maturity and such failure shall continue after any applicable cure or grace period specified in the agreement relating to such Indebtedness; or a default on any such Indebtedness which results in such Indebtedness becoming due and payable prior to its stated maturity; (e) Proffitt's or Parisian, pursuant to or within the meaning of any bankruptcy law, (i) commences a voluntary case or proceeding, (ii) consents to the entry of an order for relief against it in an involuntary case or proceeding, (iii) consents to the appointment of a receiver, trustee, assignee, liquidator, or similar official under any bankruptcy law (a "Custodian") for it or for any substantial part of its property; (iv) makes a general assignment for the benefit of its creditors or
(v) generally is unable to pay its debt as the same becomes due; (f) a court of competent jurisdiction enters an order or decree under any bankruptcy law that
(i) is for relief against Proffitt's, Parisian or a subsidiary of Proffitt's or Parisian that has assets or revenues aggregating 10% or more of the consolidated assets or revenues, respectively, of Proffitt's and its subsidiaries taken as a whole (a "Significant Subsidiary") in an involuntary case, (ii) appoints a Custodian of Proffitt's, Parisian or a Significant Subsidiary or for any substantial part of its property or (iii) orders the liquidation of Proffitt's, Parisian or a Significant Subsidiary, and in any such case the order or decree remains in effect for 60 days; or (g) Proffitt's or any of its subsidiaries shall fail to discharge any final judgment or judgments, from which no further appeal may be taken, to the extent the amount of such judgment or judgments exceed applicable insurance coverage by more than $5 million, individually or in the aggregate (treating any deductibles, self insurance or retention as not so covered), and such judgment or judgments shall remain in force, undischarged, unsatisfied, unstayed and unbounded for more than 60 days.

                     UNAUDITED PRO FORMA CONDENSED COMBINED
                              FINANCIAL STATEMENTS

    The following Unaudited Pro Forma Condensed Combined Financial Statements are based on the consolidated financial statements of Proffitt's, incorporated by reference herein, and Parisian, included elsewhere in this Prospectus, adjusted to give effect to the Merger.

    The Unaudited Pro Forma Condensed Combined Balance Sheet is derived from the consolidated balance sheets of Proffitt's, incorporated by reference herein, and Parisian, included elsewhere in this Prospectus, as of May 4, 1996 and assumes the Merger was consummated on May 4, 1996. The unaudited Pro Forma Condensed Combined Income Statements are derived from the consolidated income statements for the fiscal year ended February 3, 1996 and for the three-month period ended May 4, 1996 of Proffitt's, incorporated by reference herein, and Parisian, included elsewhere in this Prospectus, and assume that the Merger was consummated as of January 29, 1995. These pro forma financial statements are presented for illustrative purposes only, and therefore are not necessarily indicative of the operating results and financial position that might have been achieved had the Merger occurred as of an earlier date, nor are they necessarily indicative of operating results and financial position which may occur in the future.

    The unaudited pro forma information with respect to the Merger is based on the historical financial statements of the business acquired. The Merger is and will be accounted for under the purchase method of accounting. The purchase price for the Merger, including the related fees and expenses, has been allocated to the tangible and identifiable intangible assets and liabilities of the acquired business based on Proffitt's preliminary estimates of their fair value with the remainder allocated to goodwill and other assets to be identified. The allocation of purchase price for the Merger is subject to revision when additional information concerning asset and liability valuation becomes available. Pro forma adjustments included in the unaudited pro forma information are those that are directly attributable to the Merger.

    The unaudited pro forma condensed combined financial statements should be read in conjunction with the historical consolidated financial statements and notes thereto in the Annual Report on Form 10-K for the year ended February 3, 1996 and Quarterly Report on Form 10-Q for the period ended May 4, 1996 for Proffitt's, incorporated by reference herein, and the financial statements of Parisian, included elsewhere in this Prospectus. See "AVAILABLE INFORMATION" and "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE" and the Consolidated Financial Statements of Parisian included herein.

           PRO FORMA CONDENSED COMBINED INCOME STATEMENTS (UNAUDITED)
                      FOR THE YEAR ENDED FEBRUARY 3, 1996
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                           PRO FORMA
                                                                            MERGER         PRO FORMA
                                              PROFFITT'S    PARISIAN    ADJUSTMENTS (7)      TOTAL
                                              ----------    --------    ---------------    ----------
Net sales..................................   $1,333,498    $663,828                       $1,997,326
Costs and expenses:
  Cost of sales............................      873,218     419,056             700(1)     1,292,974
  Selling, general and administrative
    expenses...............................      324,650     165,237          (1,600)(1)      488,287
  Other operating expenses.................      105,021      56,252          (2,200)(2)      162,973
                                                                               3,900(6)
  Expenses related to hostile takeover
    defense................................        3,182                                        3,182
  Impairment of long-lived assets..........       19,121                                       19,121
  Merger, restructuring and integration
    costs..................................       20,822                                       20,822
                                              ----------    --------    ---------------    ----------
    Operating income (loss)................      (12,516)     23,283            (800)           9,967
Other income (expenses):
  Finance charge income, net of allocation
    to purchasers of accounts receivable...       31,273       7,125                           38,398
  Interest expense.........................      (26,098)    (17,652)         (9,300)(3)      (53,050)
  Other income, net........................        2,848       2,407                            5,255
                                              ----------    --------    ---------------    ----------
  Income (loss) before provision for income
    taxes and extraordinary loss...........       (4,493)     15,163         (10,100)             570
Provision for income taxes.................        1,906       6,385          (2,600)(4)        5,691
                                              ----------    --------    ---------------    ----------
  Net (loss) income before extraordinary
    loss...................................       (6,399)      8,778          (7,500)          (5,121)
Preferred stock dividends..................        1,950                                        1,950
                                              ----------    --------    ---------------    ----------
  Net income (loss) available to common
    shareholders before extraordinary loss.   $   (8,349)   $  8,778       $  (7,500)      $   (7,071)
                                              ----------    --------    ---------------    ----------
                                              ----------    --------    ---------------    ----------
Loss per common share before extraordinary
    loss...................................   $    (0.43)                                  $    (0.31)
                                              ----------                                   ----------
                                              ----------                                   ----------
Weighted average common shares.............       19,372                       3,102(5)        22,474
                                              ----------                ---------------    ----------
                                              ----------                ---------------    ----------

           PRO FORMA CONDENSED COMBINED INCOME STATEMENTS (UNAUDITED)
                     FOR THE THREE MONTHS ENDED MAY 4, 1996
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                             PRO FORMA
                                                                               MERGER          PRO FORMA
                                                PROFFITT'S     PARISIAN    ADJUSTMENTS(7)        TOTAL
                                                -----------    --------    --------------      ---------
Net sales....................................    $  296,561    $166,047                        $ 462,608
Costs and expenses:
  Cost of sales..............................       192,892      99,404            300(1)        292,596
  Selling, general and administrative
    expenses                                         71,537      42,472           (400)(1)       113,609
  Other operating expenses                           24,398      14,367           (500)(2)        39,265
                                                                                 1,000(6)
  Merger, restructuring and integration
    costs....................................         2,763                                        2,763
  Gain on sale of assets.....................        (2,260)                                      (2,260)
                                                -----------    --------        -------         ---------
    Operating income.........................         7,231       9,804           (400)           16,635
Other income (expense):
  Finance charge income, net of allocation to
    purchasers of accounts receivable........         7,160       2,156                            9,316
  Interest expense...........................        (4,105)     (4,245)        (2,300)(3)       (10,650)
  Other income, net..........................           370         143                              513
                                                -----------    --------        -------         ---------
    Income before provision for income
      taxes..................................        10,656       7,858         (2,700)           15,814
Provision for income taxes...................         4,402       3,307           (650)(4)         7,059
                                                -----------    --------        -------         ---------
    Net income...............................         6,254       4,551         (2,050)            8,755
Preferred stock dividends....................           488                                          488
                                                -----------    --------        -------         ---------
    Net income available to common
      shareholders...........................    $    5,766    $  4,551       $ (2,050)        $   8,267
                                                -----------    --------        -------         ---------
                                                -----------    --------        -------         ---------
Earnings per common share....................    $     0.29                                    $    0.36
                                                -----------                                    ---------
                                                -----------                                    ---------
Weighted average common shares...............        19,744                      3,102(5)         22,846
                                                -----------                    -------         ---------
                                                -----------                    -------         ---------

                                PROFFITT'S, INC.
            NOTES TO PRO FORMA CONDENSED COMBINED INCOME STATEMENTS
                                 (IN THOUSANDS)

(1) To conform Parisian's direct cost method of accounting for inventory to the full cost method used by Proffitt's and to conform Parisian's presentation of certain expenses with that of Proffitt's.

(2) To conform Parisian's accounting method for store preopening costs of deferral and amortization over twelve months to Proffitt's accounting method of expensing such costs as incurred and to reflect the amortization of the liability established for unfavorable lease obligations.

(3) To reflect interest expense on acquisition debt of approximately $125,300, 7.4% for the periods ended February 3, 1996 and May 4, 1996, assuming that the debt was outstanding throughout the periods.

(4) To reflect the income tax impact of the pro forma merger adjustments using an effective rate of 40%.

(5) To reflect the Proffitt's Common Shares and Equivalents issued to the Parisian shareholders.

(6) To reflect the increase in depreciation and amortization resulting from the preliminary purchase price allocation.

(7) Pro Forma adjustments do not include any charges or benefits related to the integration of the operations of the business.

            PRO FORMA CONDENSED COMBINED BALANCE SHEETS (UNAUDITED)
                                  MAY 4, 1996
                                 (IN THOUSANDS)

                                                                            PRO FORMA
                                                                             MERGER       PRO FORMA
                                                 PROFFITT'S    PARISIAN    ADJUSTMENTS      TOTAL
                                                 ----------    --------    -----------    ----------
ASSETS
Current assets
    Cash and cash equivalents.................    $   2,014    $  1,821                   $    3,835
    Restricted cash and short term
      investments.............................                    2,030                        2,030
    Net trade accounts receivable, less
      receivables sold to third parties.......       32,038      36,193                       68,231
    Merchandise inventories...................      317,004     150,988          8,000(1)    475,992
    Other current assets......................       16,513       3,379                       19,892
    Deferred income taxes.....................        3,750       3,669          1,000(1)      8,419
                                                 ----------    --------    -----------    ----------
        Total current assets..................      371,319     198,080          9,000       578,399
Property and equipment, net...................      380,836      71,331         11,000(1)    463,167
Goodwill and other assets to be identified....       52,450      59,801        159,842(1)    272,093
Other assets..................................       21,288      16,482        (12,000)(1)    25,770
                                                 ----------    --------    -----------    ----------
                                                  $ 825,893    $345,694    $   167,842    $1,339,429
                                                 ----------    --------    -----------    ----------
                                                 ----------    --------    -----------    ----------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
    Trade accounts payable....................    $  86,234    $ 36,789                   $  123,023
    Accrued expenses..........................       64,725      24,036         12,000(1)    100,761
    Current portion of long-term debt and
capital lease obligations.....................       16,900       2,859                       19,759
                                                 ----------    --------    -----------    ----------
        Total current liabilities.............      167,859      63,684         12,000       243,543
Real estate and mortgage notes................       86,211      22,539                      108,750
Notes payable.................................       27,754                    125,300(2)    153,054
Capital lease obligations.....................       10,715      11,473                       22,188
Deferred income taxes.........................       53,957       8,227         (9,000)(1)    53,184
Other long-term liabilities...................       15,008      30,289         19,000(1)     64,297
Subordinated debt.............................      100,568     125,000                      225,568
Shareholders' equity..........................      363,821      84,482        105,024(1)    468,845
                                                                               (84,482)(1)
                                                 ----------    --------    -----------    ----------
                                                  $ 825,893    $345,694    $   167,842    $1,339,429
                                                 ----------    --------    -----------    ----------
                                                 ----------    --------    -----------    ----------

                                PROFFITT'S, INC.
              NOTES TO PRO FORMA CONDENSED COMBINED BALANCE SHEET
                                 (IN THOUSANDS)

(1) The Merger will be accounted for as a purchase in accordance with Accounting Principles Board Opinion No. 16, "Business Combinations." The purchase price is to be allocated first to tangible assets and identifiable intangible assets and liabilities of Parisian based on preliminary estimates of their fair market values, with the remainder allocated to goodwill and other assets to be identified. The purchase price and the preliminary purchase price allocation are as follows:

Cash consideration paid.........................................   $110,300
Common Stock and Common Stock Equivalents.......................    105,024
Transaction Expenses............................................     15,000
                                                                   --------
    Purchase Price..............................................    230,324
Historical book value of net assets acquired....................    (84,482)
                                                                   --------
Excess of purchase price over historical book value of assets
acquired........................................................   $145,842
                                                                   --------
                                                                   --------
Allocation of excess purchase price:
    Increase inventories to fair value..........................   $  8,000
    Increase property and equipment to fair value...............     11,000
    Increase in goodwill and other assets to be identified......    159,842
    Write-off duplicate assets to be abandoned and existing
      deferred store preopening costs, and decrease other assets
to fair value...................................................    (12,000)
    Accrue merger costs.........................................    (12,000)
    Adjust lease commitments to fair value......................    (19,000)
    Changes in deferred income taxes for tax effect of the
      aforementioned adjustments:
      Increase in deferred tax assets--current..................      1,000
      Increase in deferred tax liabilities--noncurrent..........      9,000
                                                                   --------
                                                                   $145,842
                                                                   --------
                                                                   --------

(2) To reflect acquisition debt.

                              PLAN OF DISTRIBUTION

    A copy of this Prospectus will be delivered to the Noteholders as part of the information forwarded to them in connection with the solicitation of their consent to the Supplemental Indenture.

                                 LEGAL OPINIONS

    Certain legal matters in connection with the Guaranty will be passed upon for Proffitt's by Sommer & Barnard, Attorneys at Law, PC.

                                    EXPERTS

    The consolidated financial statements appearing in Proffitt's Form 10-K as of February 3, 1996 and January 28, 1995 and for each of the three years in the period ended February 3, 1996, have been audited by Coopers & Lybrand L.L.P., independent accountants, as set forth in their report thereon and included therein and incorporated by reference herein. Such report, as it relates to the amounts included for Younkers, Inc., for the years ended January 28, 1995 and January 29, 1994, is based solely on the reports of Deloitte & Touche, LLP, and Ernst & Young, LLP, independent accountants, respectively, included in such Form 10-K and incorporated herein by reference. Such consolidated financial statements are incorporated by reference herein in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

    The consolidated financial statements of Parisian as of February 3, 1996 and January 28, 1995, and for each of the three years in the period ended February 3, 1996, appearing in this Prospectus and the Registration Statement have been audited by Coopers & Lybrand L.L.P., independent accountants, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement. Such consolidated financial statements are included herein and in the Registration Statement in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
                                  OF PARISIAN

                                                                                         PAGE
                                                                                         ----

Consolidated Financial Statements:

  Report of Independent Accountants...................................................   F-2

  Consolidated Balance Sheets as of January 28, 1995, February 3, 1996 and May 4, 1996
    (unaudited).......................................................................   F-3

  Consolidated Statements of Operations for the years ended January 29, 1994, January
    28, 1995 and February 3, 1996 and for the periods from January 29, 1995 through
    April 29, 1995 (unaudited) and February 4, 1996 through May 4, 1996 (unaudited)...   F-4

  Consolidated Statements of Changes in Shareholders Equity for the years ended
    January 29, 1994, January 28, 1995 and February 3, 1996...........................   F-5

  Consolidated Statements of Cash Flows for the years ended January 29, 1994, January
    28, 1995 and February 3, 1996 and for the periods from January 29, 1995 through
    April 29, 1995 (unaudited) and February 4, 1996 through May 4, 1994 (unaudited)...   F-6

  Notes to Consolidated Financial Statements..........................................   F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors
Parisian, Inc.

    We have audited the accompanying consolidated balance sheets of Parisian, Inc. and subsidiaries as of January 28, 1995 and February 3, 1996, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the years ended January 29, 1994, January 28, 1995, and February 3, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Parisian, Inc. and subsidiaries as of January 28, 1995 and February 3, 1996, and the consolidated results of their operations and their cash flows for the years ended January 29, 1994, January 28, 1995 and February 3, 1996, in conformity with generally accepted accounting principles.

                                                 COOPERS & LYBRAND L.L.P.

Birmingham, Alabama
March 22, 1996

                         PARISIAN INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
              JANUARY 28, 1995, FEBRUARY 3, 1996, AND MAY 4, 1996

                                                   JANUARY 28,     FEBRUARY 3,        MAY 4,
                                                       1995            1996            1996
                                                   ------------    ------------    ------------
                                                                                   (UNAUDITED)
    ASSETS
Cash and cash equivalents.......................   $    394,377    $  1,858,541    $  1,821,301
Restricted cash and short-term investments......      2,190,000       2,020,000       2,030,000
Accounts receivable, net........................     34,953,764      39,205,613      36,192,716
Merchandise inventory...........................    119,924,513     143,045,118     150,988,075
Prepaid expenses................................      4,103,356       5,375,343       3,379,182
Deferred income taxes...........................      3,412,662       3,668,660       3,668,660
Federal and state income tax receivable.........      3,876,996
                                                   ------------    ------------    ------------
      Total current assets......................    168,855,668     195,173,275     198,079,934
                                                   ------------    ------------    ------------
                                                   ------------    ------------    ------------
Property and equipment, less accumulated
depreciation and amortization...................     74,479,814      71,469,103      71,331,388
Goodwill, net...................................     62,137,207      60,268,477      59,801,295
Deferred financing costs, net...................      4,239,446       3,686,542       3,497,648
Other...........................................     13,409,614      13,608,883      12,983,642
                                                   ------------    ------------    ------------
      Total assets..............................   $323,121,749    $344,206,280    $345,693,907
                                                   ------------    ------------    ------------
                                                   ------------    ------------    ------------

    LIABILITIES
Short-term debt, including current portion of
  long-term debt................................   $  8,549,410    $  2,863,604    $  2,858,604
Accounts payable................................     40,949,864      42,305,004      36,788,884
Accrued store rent..............................      1,026,703       1,842,683        (457,612)
Federal and state income tax payable............                      1,184,949       2,777,595
Sales tax payable...............................      6,188,263       6,476,474       6,185,180
Other...........................................     10,836,673      11,901,969      15,531,306
                                                   ------------    ------------    ------------
      Total current liabilities.................     67,550,913      66,574,683      63,683,957
Long-term debt, less current portion above......    158,792,902     159,869,298     159,012,006
Deferred income taxes...........................      8,170,795       8,167,214       8,227,214
Store opening reimbursements....................     14,011,239      26,026,488      25,207,798
Other...........................................      3,443,067       3,637,760       5,080,825
                                                   ------------    ------------    ------------
      Total liabilities.........................    251,968,916     264,275,443     261,211,800
                                                   ------------    ------------    ------------
    SHAREHOLDERS' EQUITY
Convertible preferred stock, par value $.01 per
  share, 12,000,000 shares, none issued
Common stock, par value $.01 per share,
  authorized 65,000,000 shares, issued and
  outstanding 7,355,846 shares at January 28,
  1995 and February 3, 1996.....................         73,558          73,558          73,558
Paid-in capital.................................     87,959,792      87,959,792      87,959,792
Accumulated deficit.............................    (16,880,517)     (8,102,513)     (3,551,243)
                                                   ------------    ------------    ------------
      Total shareholders' equity................     71,152,833      79,930,837      84,482,107
                                                   ------------    ------------    ------------

      Total liabilities and shareholders'
equity..........................................   $323,121,749    $344,206,280    $345,693,907
                                                   ------------    ------------    ------------
                                                   ------------    ------------    ------------

  The accompanying notes are an integral part of these consolidated financial statements.

                        PARISIAN, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
  FOR THE YEARS ENDED JANUARY 29, 1994, JANUARY 28, 1995, AND FEBRUARY 3, 1996
          AND THE PERIODS FROM JANUARY 29, 1995 THROUGH APRIL 29, 1995
                    AND FEBRUARY 4, 1996 THROUGH MAY 4, 1996

                                                                                  FOR THE PERIOD FROM:
                                                                              -----------------------------
                                            FOR THE YEAR ENDED:                JANUARY 29,     FEBRUARY 4,
                                 ------------------------------------------        1995            1996
                                 JANUARY 29,    JANUARY 28,    FEBRUARY 3,       THROUGH         THROUGH
                                     1994           1995           1996       APRIL 29, 1995   MAY 4, 1996
                                 ------------   ------------   ------------   --------------   ------------
                                                                                       (UNAUDITED)
Net sales, including leased
departments....................  $517,667,748   $606,716,896   $663,827,999    $ 155,350,983   $166,047,316

Costs and expenses:
 Cost of sales.................   328,505,911    393,948,510    419,055,866       91,874,276     99,403,916
 Selling, general, and
administrative expenses........   137,110,373    159,987,520    165,236,749       40,544,901     42,472,054

 Other operating expenses:
   Property and equipment
rentals........................    14,436,483     21,583,330     29,787,936        7,061,165      7,858,391
   Depreciation and
amortization...................    12,850,190     12,855,933     12,618,367        3,212,040      2,952,584
   Taxes other than income
taxes..........................    10,497,041     12,699,576     13,542,117        3,577,625      3,556,242
   Reengineering costs.........                    3,184,725        304,369
                                 ------------   ------------   ------------   --------------   ------------
     Operating income..........    14,267,750      2,457,302     23,282,595        9,080,976      9,804,129

Other income (expense):
 Finance charge income.........     9,930,691      8,046,347      7,125,115        1,627,616      2,156,027
 Interest expense..............   (21,617,385)   (18,051,210)   (17,651,879)      (4,438,687)    (4,244,777)
 Other, net....................       155,901        411,194      2,407,349        1,110,111        142,769
                                 ------------   ------------   ------------   --------------   ------------
     Income (loss) before
       provision (benefit) for
       income taxes and
extraordinary item.............     2,736,957     (7,136,367)    15,163,180        7,380,016      7,858,148
Provision (benefit) for income
taxes..........................     1,704,530     (1,673,554)     6,385,176        2,901,380      3,306,879
                                 ------------   ------------   ------------   --------------   ------------
     Income (loss) before
extraordinary item.............     1,032,427     (5,462,813)     8,778,004        4,478,636      4,551,269
Extraordinary loss from early
 retirement of debt (net of
 income tax benefit of
$3,092,179)....................    (5,402,819)
                                 ------------   ------------   ------------   --------------   ------------
   Net income (loss)...........  $ (4,370,392)  $ (5,462,813)  $  8,778,004    $   4,478,636   $  4,551,269
                                 ------------   ------------   ------------   --------------   ------------
                                 ------------   ------------   ------------   --------------   ------------
Income (loss) per common and
 common equivalent share before
extraordinary item.............  $        .17   $       (.78)  $       1.19    $        0.61   $       0.62
Extraordinary loss per common
 and common equivalent share...          (.87)
                                 ------------   ------------   ------------   --------------   ------------
Net income (loss) per common
 and common equivalent share...  $       (.70)  $       (.78)  $       1.19    $        0.61   $       0.62
                                 ------------   ------------   ------------   --------------   ------------
                                 ------------   ------------   ------------   --------------   ------------
Weighted average common and
common equivalent shares.......     6,208,180      6,986,952      7,355,846        7,355,846      7,355,846
                                 ------------   ------------   ------------   --------------   ------------
                                 ------------   ------------   ------------   --------------   ------------

  The accompanying notes are an integral part of these consolidated financial statements.

                        PARISIAN, INC. AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
  FOR THE YEARS ENDED JANUARY 29, 1994, JANUARY 28, 1995, AND FEBRUARY 3, 1996

                                                                                              TOTAL
                                    PREFERRED    COMMON       PAID-IN      ACCUMULATED    SHAREHOLDERS'
                                      STOCK       STOCK       CAPITAL        DEFICIT         EQUITY
                                    ---------    -------    -----------    -----------    -------------
Balance, January 30, 1993........    $      0    $62,082    $73,052,973    $(7,047,312)    $ 66,067,743

Net loss.........................                                           (4,370,392)      (4,370,392)
                                    ---------    -------    -----------    -----------    -------------

Balance, January 29, 1994........           0     62,082     73,052,973    (11,417,704)      61,697,351
Issuance of common stock, net of
  $81,705 in issuance costs,
1,147,666 shares.................                 11,476     14,906,819                      14,918,295
Net loss.........................                                           (5,462,813)      (5,462,813)
                                    ---------    -------    -----------    -----------    -------------
Balance, January 28, 1995........           0     73,558     87,959,792    (16,880,517)      71,152,833
Net income.......................                                            8,778,004        8,778,004
                                    ---------    -------    -----------    -----------    -------------
Balance, February 3, 1996........    $      0    $73,558    $87,959,792    $(8,102,513)    $ 79,930,837
                                    ---------    -------    -----------    -----------    -------------
                                    ---------    -------    -----------    -----------    -------------

  The accompanying notes are an integral part of these consolidated financial statements.

                        PARISIAN, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
  FOR THE YEARS ENDED JANUARY 29, 1994, JANUARY 28, 1995, AND FEBRUARY 3, 1996 AND THE PERIODS FROM JANUARY 29, 1995 THROUGH APRIL 29, 1995 AND FEBRUARY 4,
                            1996 THROUGH MAY 4, 1996

                                                                                                       FOR THE PERIOD FROM:
                                                                                                   ----------------------------
                                                                 FOR THE YEAR ENDED:                JANUARY 29,     FEBRUARY 4,
                                                     -------------------------------------------        1995           1996
                                                      JANUARY 29,    JANUARY 28,    FEBRUARY 3,       THROUGH         THROUGH
                                                         1994            1995           1996       APRIL 29, 1995   MAY 4, 1996
                                                     -------------   ------------   ------------   --------------   -----------
                                                                                                           (UNAUDITED)
Cash flows from operating activities:
 Net income (loss).................................  $  (4,370,392)  $ (5,462,813)  $  8,778,004    $  4,478,636    $4,551,269
                                                     -------------   ------------   ------------   --------------   -----------
 Adjustments to reconcile net income (loss) to net
   cash provided by (used in) operating activities:
   Depreciation and amortization...................     12,850,190     12,855,933     12,618,367       3,212,040     2,952,584
   Amortization of deferred financing costs........      1,022,338      1,099,532      1,191,496         257,334       188,894
   Proceeds from the initial sale of accounts
     receivable....................................     90,500,000
   Provision for losses on accounts receivable.....      2,869,546      2,827,348      3,986,023         847,167     1,078,437
   Loss (gain) on disposal of property and
     equipment.....................................        370,174        443,649     (1,814,341)       (928,753)       (2,461)
   Deferred compensation...........................        231,544        114,887        198,091          49,523        50,576
   Write-off of unamortized financing costs (net of
     tax)..........................................      2,063,819
   Loss from redemption of debt (net of tax).......      3,339,000
   Change in assets and liabilities:
    (Increase) decrease in:
      Accounts receivable..........................     (6,301,365)    (1,937,633)    (8,237,872)      2,887,131     1,934,460
      Merchandise inventory........................    (14,002,448)   (18,061,935)   (23,120,605)     (9,655,164)   (7,942,957)
      Prepaid expenses.............................      1,151,554       (247,182)    (1,271,987)      1,552,274     1,996,161
      Other........................................    (10,433,472)    (7,316,879)    (5,294,953)       (502,359)     (578,564)
    Increase (decrease) in:
      Accounts payable.............................     (3,765,665)     5,037,697      1,551,362      (8,647,673)   (5,416,682)
      Accrued store rent...........................       (234,160)        59,726        815,980         192,210    (2,300,295)
      Federal and state income taxes...............     (2,850,263)    (1,442,785)     5,061,945       3,105,968     1,592,646
      Sales tax payable............................        589,857        152,475        288,211         195,098      (291,294)
      Deferred income taxes........................        439,040     (1,734,382)      (259,579)      2,968,063        60,000
      Other liabilities............................        799,686      2,875,671      2,199,993       3,970,548     3,997,868
                                                     -------------   ------------   ------------   --------------   ----------
        Total adjustments..........................     78,639,375     (5,273,878)   (12,087,869)       (496,593)   (2,680,627)
                                                     -------------   ------------   ------------   --------------   ----------
        Net cash provided by (used in) operating
          activities...............................     74,268,983    (10,736,691)    (3,309,865)      3,982,043     1,870,642
                                                     -------------   ------------   ------------   --------------   ----------
Cash flows from investing activities:
 (Increase) decrease in restricted cash and
short-term investments.............................      1,711,731       (270,000)       170,000          70,000       (10,000)
 Proceeds from sale of property and equipment......         29,325          1,085      9,937,589       1,585,980         2,461
 Increase in cash value of life insurance..........       (338,775)      (364,613)      (337,110)        (90,000)      (90,000)
 Capital expenditures..............................    (14,974,339)    (5,729,644)   (10,735,276)       (305,245)   (1,211,195)
 Store opening reimbursements......................      2,000,000      2,600,000     10,986,827                       263,144
                                                     -------------   ------------   ------------   --------------   ----------
        Net cash provided by (used in) investing
          activities...............................    (11,572,058)    (3,763,172)    10,022,030       1,260,735    (1,045,590)
                                                     -------------   ------------   ------------   --------------   ----------
Cash flows from financing activities:
 Borrowings under revolving credit agreements......     28,200,000     38,500,000     36,905,343      12,000,000
 Payments under revolving credit agreements........   (105,200,000)   (36,500,000)   (38,905,343)    (14,000,000)
 Principal payments of long-term debt..............     (2,242,248)    (2,395,323)    (6,549,410)       (785,295)     (862,292)
 Proceeds from the issuance of subordinated
   notes...........................................    125,000,000
 Redemption of subordinated debentures.............   (100,000,000)
 Payment of financing costs........................     (5,575,969)      (204,361)      (638,591)       (175,365)
 Premium paid on redemption of debentures (net of
   tax)............................................     (3,339,000)
 Proceeds from issuance of common stock............                    14,918,295
 Proceeds from bond refunding......................                                    3,940,000
                                                     -------------   ------------   ------------   --------------   ----------
        Net cash provided by (used in) financing
          activities...............................    (63,157,217)    14,318,611     (5,248,001)     (2,960,660)     (862,292)
                                                     -------------   ------------   ------------   --------------   ----------
        Net increase (decrease) in cash and cash
          equivalents..............................       (460,292)      (181,252)     1,464,164       2,282,118       (37,240)
Cash and cash equivalents, beginning of period.....      1,035,921        575,629        394,377         394,377     1,858,541
                                                     -------------   ------------   ------------   --------------   ----------
Cash and cash equivalents, end of period...........  $     575,629   $    394,377   $  1,858,541    $  2,676,495    $1,821,301
                                                     -------------   ------------   ------------   --------------   ----------
                                                     -------------   ------------   ------------   --------------   ----------
Supplemental disclosures of cash flow information:
 Cash paid during the year for:
   Interest........................................  $  23,065,471   $ 17,089,008   $ 17,001,105    $  1,303,544    $  980,828
                                                     -------------   ------------   ------------   --------------   ----------
                                                     -------------   ------------   ------------   --------------   ----------
   Income taxes....................................  $   2,203,733   $  2,003,555   $  4,991,703    $    192,410    $2,202,175
                                                     -------------   ------------   ------------   --------------   ----------
                                                     -------------   ------------   ------------   --------------   ----------

  The accompanying notes are an integral part of these consolidated financial statements.

                        PARISIAN, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

    The following is a summary of significant accounting policies followed by the Company.

    The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Parisian Services, Inc. (Parisian Services), Parisian Management Company, Inc., Parisian of Tennessee, Inc., and Hess Specialty Department Store, L.L.C. Parisian Services was formed for the purpose of financing customer accounts receivable of the Company and financing future credit purchases by the Company's customers. All material intercompany accounts and transactions have been eliminated.

    The Company currently operates thirty-six specialty department stores located in Alabama, Florida, Georgia, Tennessee, South Carolina, Ohio, Indiana, and Michigan and one clearance center in Alabama. The Company sells moderate to better-priced fashion merchandise including apparel, cosmetics, shoes, accessories, and gifts for the family. The Company performs ongoing credit evaluations of its customers and maintains reserves for potential credit losses.

    The value of merchandise inventory is determined by the retail inventory method, using last-in, first-out (LIFO) cost, which is lower than market for approximately 18% and 17% of the inventory and the lower of average cost or market for the balance of the inventory for 1995 and 1996, respectively. If average cost had been used for all inventory, the January 28, 1995 and February 3, 1996 merchandise inventory would have been higher by approximately $2,439,000 and $2,709,000, respectively.

    Certain expenditures incurred prior to the opening of new stores are deferred and charged to income on the straight-line basis over a twelve-month period following the date the related store is opened.

    Property and equipment is recorded at cost and depreciation and amortization are computed using the straight-line method. All property and equipment, except improvements to leased premises and land, is depreciated over its estimated useful life. Improvements to leased premises are amortized over the noncancelable terms of the leases. Costs for repairs and maintenance are expensed as incurred.

    Expenditures for certain computer software and related customization are recorded at cost and amortized using the straight-line method over the expected life of the licensing agreement. Additionally, certain related leased computer hardware and supporting software are being amortized using the straight-line method from the beginning amortization dates of the licensing agreement to the end of the hardware lease term. Such expenditures, included in other assets, totaled $8,304,722 and $9,885,824 as of January 28, 1995 and February 3, 1996,
respectively. As of January 28, 1995 and February 3, 1996, accumulated amortization of expenditures related to software systems implemented was $1,035,794 and $2,542,732, respectively.

    Store opening reimbursements represent amounts received from developers in reimbursement of certain expenses incurred during the opening of a new store. Store opening reimbursements are amortized over the noncancelable term of the lease.

    Goodwill, the excess of purchase price over the fair value of the net assets acquired arising from a 1988 leveraged buy-out transaction, is being amortized on a straight-line basis over 40 years. As of January 28, 1995 and February 3, 1996, the accumulated amortization of goodwill is $12,611,997 and $14,480,727, respectively.

    Deferred financing costs represent fees and costs directly related to the issuance of debt. These costs are amortized using the straight-line method over the terms of the specific borrowings or commitments to which they relate and are included in interest expense.

                        PARISIAN, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

1. SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)
    The Company expenses advertising cost when the advertising takes place. Advertising expense was $10,570,390, $14,814,426, and $19,470,129 in 1994, 1995,
and 1996, respectively.

    For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

    Deferred income taxes are recorded to reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes.

    Reengineering costs include implementation of cost containment measures primarily directed at payroll as well as customer surveys to refine the Company's market focus.

    Net income (loss) per common and common equivalent share is computed by dividing net income (loss) by the weighted average number of common and common equivalent shares outstanding during the periods. The effect of common stock options on net income (loss) per common and common equivalent share for all years presented is insignificant or antidilutive.

    During the year ended February 3, 1996, the Company adopted SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. The adoption of this accounting standard had no impact on the Company's financial statements. SFAS No. 123, Accounting for Stock-Based Compensation was issued during 1995. The Company anticipates that the adoption of this accounting standard will not be material to its financial condition.

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

    Certain reclassifications have been made in the previously reported financial statements and accompanying notes to make the prior year amounts comparable to those of the current year. Such reclassifications had no effect on previously reported net income, total assets, or stockholders' equity.

    In management's opinion, all adjustments are included to fairly present quarterly results and all such adjustments are of a normal and recurring nature. The results of the interim periods are not necessarily indicative of the results for a full year's operations.

2. ACCOUNTS RECEIVABLE

    Accounts receivable is shown net of allowances for doubtful accounts and return sales of $2,805,934 and $3,058,088 for January 28, 1995 and February 3, 1996, respectively. The provision for losses from bad debts, less recoveries, is included in selling, general, and administrative expenses and amounted to $2,869,546, $2,827,348, and $3,986,023 for the years ended January 29, 1994,
January 28, 1995, and February 3, 1996, respectively.

    On March 31, 1993, the Company entered into an agreement through its subsidiary, Parisian Services, with Sheffield Receivables Corporation (Sheffield), whereby Sheffield agreed to provide up to $160 million in capital against eligible accounts receivable generated by holders of the Company's proprietary credit card accounts (the Receivables) pursuant to a nonrecourse facility (the Receivables Facility), which expires in July 1998. As of such date, Parisian Services sold an undivided interest in the

                        PARISIAN, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

2. ACCOUNTS RECEIVABLE--(CONTINUED)
Receivables to Sheffield and utilized the proceeds from such sale to repay in full Parisian Services' then outstanding indebtedness under the receivables loan agreement, which was then terminated. At January 28, 1995 and February 3, 1996, $109.5 and $101.0 million, respectively, of the available receivables had been sold to Sheffield and accounted for as a reduction of accounts receivable. Parisian Services retains a residual undivided interest in the Receivables equal to the undivided interest not purchased by Sheffield. Sheffield's undivided interest and, accordingly, Parisian Services' undivided interest fluctuate each business day based upon the amount of capital invested in relation to the pool of eligible Receivables. The Company services and collects the Receivables. A cash reserve equal to 2% of aggregate capital is required under the agreement and is included in the restricted cash and short-term investments balance.

    Sheffield finances the purchase of its undivided interest in the Receivables primarily through the issuance of commercial paper or, alternatively, the obtaining of revolving loans from the Liquidity Facility (defined below). The discount and interest costs are funded from the Receivables. The Receivables Facility receives liquidity support from a consortium of five banks (the Liquidity Facility) which have agreed to provide standby funding under certain specified conditions. Repayment of the amounts due under the commercial paper or revolving loans is without recourse to Parisian Services and is made solely through collections of Sheffield's undivided interest in Receivables.

3. PROPERTY AND EQUIPMENT

    A summary of property and equipment is as follows:

                                                 JANUARY 28,     FEBRUARY 3,
                                                     1995            1996
                                                 ------------    ------------
Land..........................................   $    920,903    $    893,474
Buildings.....................................     57,442,129      51,734,084
Furniture, fixtures, and equipment............     52,297,250      53,018,433
Leasehold improvements........................      6,088,111       6,585,766
Transportation equipment......................      2,524,363         268,285
                                                 ------------    ------------
                                                  119,272,756     112,500,042
Less accumulated depreciation and
amortization..................................     44,792,942      41,030,939
                                                 ------------    ------------
                                                 $ 74,479,814    $ 71,469,103
                                                 ------------    ------------
                                                 ------------    ------------

    In November 1995, the Company sold its store location in Sarasota, Florida, resulting in a gain of $1,725,783. The Sarasota store remained open throughout most of January 1996 and closed prior to February 3, 1996. In connection with this sale, the Company acquired the right to assume the lease for a store location in Columbia, South Carolina and also received certain additional consideration. The Company airplane was sold in 1995 resulting in a gain of $1,180,090. In conjunction with the expansion and remodeling of one store, the Company disposed of furniture, fixtures, and equipment with a net book value of $893,269.

                        PARISIAN, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

4. SHORT-TERM AND LONG-TERM DEBT

    Short-term and long-term debt consist of the following:

                                                    JANUARY 28, 1995            FEBRUARY 3, 1996
                                                ------------------------    ------------------------

                                                                YEAR-END                    YEAR-END
                                                   AMOUNT         RATE         AMOUNT         RATE
                                                ------------    --------    ------------    --------
Short-term debt:
  Bank revolving credit agreement............   $  2,000,000        9.75%   $          0
  Tax-exempt promissory note--On April 1,
    1995, the note became payable on demand
    and was paid in May 1995.................      4,109,749        7.22%              0
  Current portion of long-term debt..........      2,439,661     Various       2,863,604     Various
                                                ------------                ------------
      Total short-term debt..................   $  8,549,410                $  2,863,604
                                                ------------                ------------
                                                ------------                ------------
Long-term debt:
  Senior subordinated notes..................   $125,000,000       9.875%   $125,000,000       9.875%
  Mortgage loans--five separate loans,
    payments due monthly, based on an
    original 27-year amortization, principal
    payments totaling $18,791,733 due in 1998     19,258,204        10.5%     19,037,150        10.5%
  Tax-exempt promissory note--payable in
    annual installments ranging from $185,000
    to $525,000 through April 1, 2007 plus
    interest at a variable rate as determined
    on a weekly basis........................                                  3,755,000        5.25%
  Obligations under capitalized leases:
    Headquarters and distribution center--
    payable in quarterly installments
    aggregating $3,615,288 in the year ended
    1996, varying in each year to $3,548,327
    in the year ended 2000, including
    interest at prime rate within the range
    of 4.75% to 15.25%.......................     14,487,900         8.5%     12,072,900        8.25%
  Other capitalized leases...................         46,798     Various           4,248       12.05%
                                                ------------                ------------
                                                $158,792,902                $159,869,298
                                                ------------                ------------
                                                ------------                ------------

    Under a bank credit agreement, the Company may borrow through August 31, 1997 up to an amount such that the sum of loans outstanding and certain standby letters of credit issued thereunder (Total Commitment Amount) may not exceed $50,000,000. At February 3, 1996, $36,778,879 was available under this agreement as the Company had $13,221,121 in standby letters of credit outstanding under this agreement. The agreement requires that there be no aggregate principal amount outstanding on the loans for a period of thirty consecutive days during each calendar year. The bank credit loans bear interest at the bank's base rate plus 1.25%, payable monthly, with the rate adjustable to as low as the base rate plus .75% if certain debt to equity ratios are met. Bank credit loans may alternatively bear interest, at the request of the Company, at LIBOR plus a margin of 2.5% per annum. Certain commitment fees are also payable based upon unused commitment amounts. The Company has pledged all of the capital stock of its subsidiaries and certain notes receivable of the Company from Parisian Services as collateral for the bank credit loans.

                        PARISIAN, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

4. SHORT-TERM AND LONG-TERM DEBT--(CONTINUED)
    Under the bank credit agreement, the Company is subject to certain affirmative and negative covenants. Some of the restrictive covenants are as follows:

        Negative covenants in the bank credit agreement include agreements that the Company will not permit the current ratio at the end of any fiscal quarter to be less than a range of 1.75 to 2.25, dependent on the fiscal quarter, to 1.0; the ratio of long-term debt to equity at the end of any fiscal quarter to be greater than a range of 2.6-2.15, dependent on the fiscal quarter, to 1.0; earnings before interest, taxes, depreciation, and amortization (EBITDA) to total debt service ratio at the end of any fiscal quarter to be less than a range of 1.10 to 2.00, dependent on the fiscal quarter, to 1.0; net worth, as defined, at the end of any fiscal quarter to be less than the sum of (A) $55 million, (B) 80% of net income for each fiscal year closed subsequent to January 29, 1995 for which net income was positive, (C) certain capital contributions and (D) certain other adjustments. Additionally, the Company may not declare, pay, or make any dividend or distribution of any class of capital stock.

    Information concerning the bank revolving credit agreements is as follows:

                                                            1994          1995           1996
                                                         ----------    -----------    ----------
Bank credit agreement:
  Weighted average interest rate based on daily
    amounts outstanding...............................            8%          8.63%        10.25%
  Average daily borrowings outstanding................   $  361,000    $ 4,292,000    $  827,820
  Maximum borrowings outstanding at any month end.....   $7,500,000    $29,000,000    $9,500,000

    On July 15, 1993, the Company issued $125.0 million of 9.875% Senior Subordinated Notes due 2003 (the Notes) and notified the holders of its Senior Subordinated Debentures in the aggregate principal amount of $100.0 million (the Debentures) of its intention to redeem, as of August 14, 1993, all of its outstanding Debentures at the stated redemption price of 105.25%. On July 15, 1993, in order to effect such redemption, the Company deposited $107.25 million representing the $100.0 million principal of Debentures to be redeemed at the stated redemption price of 105.25% plus accrued and unpaid interest thereon to August 14, 1993, with AmSouth Bank, as escrow agent. The Company utilized proceeds from the issuance of the Notes to effect such redemption.

    The Company recorded an extraordinary loss of $5.4 million after taxes for the early retirement of debt. The extraordinary loss consists of the redemption premium paid to holders of the Debentures and the write-off of the unamortized portion of deferred financing fees associated with the retired Debentures.

                        PARISIAN, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

4. SHORT-TERM AND LONG-TERM DEBT--(CONTINUED)
    On or after July 15, 1998, the Notes are redeemable at the option of the Company, in whole or in part, at the redemption prices below plus accrued interest at the redemption date.

             IF REDEEMED DURING THE TWELVE-MONTH                 PERCENTAGE OF
                   PERIOD BEGINNING JULY 15                        PRINCIPAL
- --------------------------------------------------------------   -------------
1998..........................................................      104.938%
1999..........................................................      102.469%
2000 and thereafter...........................................      100.00%

    The Notes are uncollateralized obligations and are subordinated in right of payment to all senior indebtedness, as defined. Senior indebtedness was approximately $45,390,540 at February 3, 1996.

    The Company is subject to certain covenants set forth in the indenture to the Notes including, among others, the following: limitations on certain restricted payments; limitations on certain indebtedness; limitations on liens; limitations on dividends and other payment restrictions affecting subsidiaries; limitations on transactions with affiliates; limitations on preferred stock of subsidiaries; and limitations on future senior subordinated indebtedness.

    Indebtedness outstanding under the tax-exempt promissory note bears interest at a floating rate based on prime, but in no event is the rate to be less than 6% or greater than 10%. During the years ended January 29, 1994, January 28, 1995, and February 3, 1996 the interest rate ranged from 6% per annum to 74.6% of prime. The interest charged changes within limits to protect the lender's yield when there is a change in the maximum federal corporate income tax rate. In May 1995, the Company purchased the tax-exempt bond with funds available under the Receivables Facility. On October 19, 1995, the bond was re-funded, with credit enhancement provided by a financial institution. The outstanding indebtedness bears interest at a floating rate.

    At February 3, 1996, property and equipment with a net book value of approximately $45,085,127 was pledged as collateral on the mortgage loans, obligations under capitalized leases, equipment loan and security agreement, and mortgage note. Substantially all of the Company's bank accounts are pledged as collateral on the bank revolving credit agreement, described above.

    The noncurrent portion of long-term debt at February 3, 1996 is payable as follows:

Second succeeding year......................................   $    445,416
Third succeeding year.......................................     19,016,734
Fourth succeeding year......................................        245,000
Fifth succeeding year.......................................        270,000
Thereafter..................................................    127,815,000
                                                               ------------
                                                                147,792,150
Capitalized lease obligations:
  Payable in monthly, semi-annual and annual installments...     12,077,148
                                                               ------------
                                                               $159,869,298
                                                               ------------
                                                               ------------

    The future minimum lease payments required under capitalized lease obligations are disclosed in Note 6.

    Based on the borrowing rates currently available to the Company for long-term debt with similar terms and average maturities, the fair value of long-term debt is approximately $137,359,119 at February 3, 1996.

                        PARISIAN, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

5. INCOME TAXES

    The components of the current deferred income tax asset are:

                                                     JANUARY 28,    FEBRUARY 3,
                                                        1995           1996
                                                     -----------    -----------
Inventory capitalization..........................   $ 1,406,435    $ 1,829,259
Allowances for doubtful accounts and return
sales.............................................       910,319      1,148,056
Compensation accruals.............................       633,794        622,579
Other.............................................       462,114         68,766
                                                     -----------    -----------
                                                     $ 3,412,662    $ 3,668,660
                                                     -----------    -----------
                                                     -----------    -----------

    The components of the noncurrent deferred income tax liability are:

                                                     JANUARY 28,    FEBRUARY 3,
                                                        1995           1996
                                                     -----------    -----------
Property and equipment............................   $ 7,094,128    $ 6,095,988
Computer software costs...........................     2,318,070      2,567,467
Store pre-opening costs...........................       734,011        477,852
Compensation accruals.............................      (632,739)      (727,915)
Alternative minimum tax credit....................    (1,330,723)
Other.............................................       (11,952)      (246,178)
                                                     -----------    -----------
                                                     $ 8,170,795    $ 8,167,214
                                                     -----------    -----------
                                                     -----------    -----------

    The provision (benefit) for income taxes is comprised of the following:

                                                         JANUARY 29,    JANUARY 28,    FEBRUARY 3,
                                                            1994           1995           1996
                                                         -----------    -----------    -----------
Federal:
  Current.............................................   $   727,846    $   (58,003)   $ 5,646,129
  Deferred............................................     1,055,992     (1,929,800)      (243,627)
                                                         -----------    -----------    -----------
                                                           1,783,838     (1,987,803)     5,402,502
                                                         -----------    -----------    -----------
State:
  Current.............................................       537,644        118,831        998,626
  Deferred............................................      (616,952)       195,418        (15,952)
                                                         -----------    -----------    -----------
                                                             (79,308)       314,249        982,674
                                                         -----------    -----------    -----------
Provision for income taxes............................   $ 1,704,530    $(1,673,554)   $ 6,385,176
                                                         -----------    -----------    -----------
                                                         -----------    -----------    -----------

    In addition, an income tax benefit of $3,092,179 was recognized during the year ended January 29, 1994 related to the extraordinary loss from early retirement of debt.

                        PARISIAN, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

5. INCOME TAXES--(CONTINUED)
    The provision (benefit) for income taxes is different from the amount computed by applying the federal income tax statutory rate to income (loss) before provision (benefit) for income taxes. The reasons for this difference, as a percentage of pretax income (loss), are as follows:

                                                              JANUARY 29,    JANUARY 28,    FEBRUARY 3,
                                                                 1994           1995           1996
                                                              -----------    -----------    -----------
Federal income tax statutory rate..........................        34%           (34)%           35%
Amortization of goodwill...................................        23              9              5
State income taxes.........................................        (3)             3              3
Other......................................................         8             (1)            (1)
                                                                   --            ---             --

      Effective income tax rate............................        62%           (23)%           42%
                                                                   --            ---             --
                                                                   --            ---             --


    Details of the deferred tax provision (benefit) are as follows:

                                                         JANUARY 29,    JANUARY 28,    FEBRUARY 3,
                                                            1994           1995           1996
                                                         -----------    -----------    -----------
Inventory capitalization..............................   $   (41,639)   $  (256,801)   $  (422,824)
Property and equipment................................      (722,505)      (210,083)      (998,140)
Computer software costs...............................                      583,534        249,397
Store pre-opening costs...............................     1,309,414       (154,624)      (256,159)
Compensation accruals.................................      (291,515)        (6,076)       (83,961)
Alternative minimum tax credit........................                   (1,330,723)     1,330,723
Other, net............................................       185,285       (359,609)       (78,615)
                                                         -----------    -----------    -----------
      Deferred tax provision (benefit)................   $   439,040    $(1,734,382)   $  (259,579)
                                                         -----------    -----------    -----------
                                                         -----------    -----------    -----------

6. LEASES

    The Company leases its headquarters and distribution center and another facility under capitalized leases which expire in 2001 and 1996, respectively. At expiration, the Company has the option to purchase the leased properties for nominal amounts. In addition, the Company leases computer equipment under capitalized leases expiring over the next three years.

    The following is a summary of the leased property under capitalized leases by major classes of property:

                                                   JANUARY 28,    FEBRUARY 3,
                                                      1995           1996
                                                   -----------    -----------
Classes of Property
  Buildings.....................................   $17,218,881    $17,219,894
  Transportation equipment......................       145,028
  Furniture, fixtures, and equipment............    10,772,832     10,593,735
                                                   -----------    -----------
                                                    28,136,741     27,813,629
  Less accumulated amortization.................    10,871,026     11,119,920
                                                   -----------    -----------
                                                    17,265,715     16,693,709
  Land..........................................       711,507        711,507
                                                   -----------    -----------
                                                   $17,977,222    $17,405,216
                                                   -----------    -----------
                                                   -----------    -----------

                        PARISIAN, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

6. LEASES--(CONTINUED)
    Future minimum lease payments required under capitalized lease obligations together with the present value of the net minimum lease payments at February 3, 1996 are as follows:

First succeeding year.........................................   $ 3,619,446
Second succeeding year........................................     3,616,481
Third succeeding year.........................................     3,658,634
Fourth succeeding year........................................     3,707,527
Fifth succeeding year.........................................     3,503,255
Thereafter....................................................
                                                                 -----------
                                                                  18,105,343
Less amount representing interest.............................     3,577,443
                                                                 -----------
Present value of net minimum lease payments...................   $14,527,900
                                                                 -----------
                                                                 -----------
Current portion of above......................................   $ 2,455,000
                                                                 -----------
                                                                 -----------
Noncurrent portion of above...................................   $12,072,900
                                                                 -----------
                                                                 -----------

    In addition, the Company conducts a substantial portion of its operations from thirty-one leased stores. The leases are operating leases and expire at various times during the next 20 years. The Company can, at its option, renew most of these leases at predetermined fair rental values for periods of five to fifteen years. The rental payments under the store leases are based on a minimum rental plus a percentage of the stores' sales in excess of stipulated amounts.

    The Company also leases certain computer equipment, vehicles, and loss prevention equipment under operating leases. The future minimum rental payments under operating leases having initial or remaining noncancelable lease terms in excess of one year as of February 3, 1996 are as follows:

First succeeding year.......................................   $ 26,705,012
Second succeeding year......................................     26,335,196
Third succeeding year.......................................     24,720,623
Fourth succeeding year......................................     23,539,730
Fifth succeeding year.......................................     22,210,711
Thereafter..................................................    251,487,144
                                                               ------------
      Total minimum payments required.......................   $374,998,416
                                                               ------------
                                                               ------------

    The following schedule shows total rental expense for all operating leases:

                                                       JANUARY 29,    JANUARY 28,    FEBRUARY 3,
                                                          1994           1995           1996
                                                       -----------    -----------    -----------
Minimum rentals.....................................   $12,548,820    $20,319,741    $27,553,590
Contingent rentals..................................     1,785,982      1,270,191      2,231,259
                                                       -----------    -----------    -----------
                                                       $14,334,802    $21,589,932    $29,784,849
                                                       -----------    -----------    -----------
                                                       -----------    -----------    -----------

    The Company leases one of its stores from a limited partnership which includes certain officers of the Company. Rental expense related to the lease amounted to $568,213 for the year ended January 29, 1994, $565,574 for the year ended January 28, 1995 and $556,453 for the year ended February 3, 1996. The future minimum lease payments required under the lease as of February 3, 1996 are $8,917,082.

                        PARISIAN, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

6. LEASES--(CONTINUED)
    In addition, the Company has entered into a lease for a future store opening. The future minimum rental payments under this operating lease having an initial noncancelable lease term in excess of one year as of February 3, 1996 is as follows:

First succeeding year.........................................   $         0
Second succeeding year........................................       875,160
Third succeeding year.........................................       875,160
Fourth succeeding year........................................       875,160
Fifth succeeding year.........................................       875,160
Thereafter....................................................    15,590,700
                                                                 -----------
      Total minimum payments required.........................   $19,091,340
                                                                 -----------
                                                                 -----------

7. EMPLOYEE BENEFIT PLANS

    The Company has a combined profit-sharing and Section 401(k) plan which provides death, disability, termination, and retirement benefits to its eligible employees who are at least 21 years of age and have completed one year and 1,000 hours of service with the Company. The profit-sharing portion and the Section 401(k) portion of the plan provides for discretionary contributions by the Company as determined by resolutions of the Board of Directors.

    Beginning in 1993, the Company's contribution to the profit-sharing portion of the plan was terminated. With the Company's growth, the number of participants in the plan had grown and the amount allocated to each participant became diluted. Existing accounts will remain and continue to be invested.

    The Company contribution to the Section 401(k) plan totaled $700,000 for the year ended January 29, 1994. No company contribution was made to the plan for the year ended January 28, 1995. The Company contribution to the Section 401(k) plan totaled $600,000 for the year ended February 3, 1996.

8. STOCK OPTION PLANS

    The Company's stock option plan for officers, as amended, allows for the grant of options to purchase 405,882 shares of common stock to certain officers. During April 1988 and March 1992, 345,000 and 20,000 options to purchase common shares were granted, respectively. An additional 17,037 options to purchase common shares were granted during September 1995. The exercise price for all such options is $20.40 per share. These options were granted at an exercise price that was equal to or above fair value as determined by a committee consisting of the Participant Representatives under the plan. As of February 3, 1996, 324,667 of these options were outstanding; 57,370 options have been forfeited in accordance with the provisions of the Plan. The options generally began to vest at the rate of 20% per year from February 3, 1990. Participants may exercise their vested options following the date such options become fully vested. At February 3, 1996, 314,445 options are vested and became exercisable during the month of May 1994. In the case of certain specified events, the options would become immediately fully vested and exercisable subject to certain regulatory requirements.

    The Company's Management Incentive Plan allows for the grant of options to purchase 101,471 shares of common stock to certain managers of the Company. During July 1990 and March 1992, 60,250 and 5,750 options to purchase common shares were granted, respectively, at an exercise price of

                        PARISIAN, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

8. STOCK OPTION PLANS--(CONTINUED)
$20.40 per share. These options were granted at an exercise price that was equal to or above fair value as determined by a committee consisting of the Participant Representatives under the plan. The options generally began to vest at the rate of 20% per year from February 2, 1991. Participants may exercise their vested options following the date such options become fully vested. At February 3, 1996, 56,850 options are vested and became exercisable during the month of May 1994. In the case of certain specified events, the options would become immediately fully vested and exercisable subject to certain regulatory requirements. Since the year ended February 2, 1991 grant, 9,150 nonvested options have been forfeited in accordance with the provisions of the Plan; consequently, as of January 28, 1995 and February 3, 1996, 57,050 and 56,850, respectively, of these options were outstanding.

             TABLE OF CONTENTS

                                     PAGE
AVAILABLE INFORMATION.............     2
INCORPORATION OF CERTAIN
 DOCUMENTS BY REFERENCE...........     2
SUMMARY...........................     3        PROFFITT'S, INC.
THE MERGER........................    12
THE CONSENT SOLICITATION..........    12      -------------------
DESCRIPTION OF THE GUARANTY
 AND THE SUPPLEMENTAL
 INDENTURE........................    12           Guaranty
UNAUDITED PRO FORMA
 CONDENSED COMBINED FINANCIAL
 STATEMENTS.......................    17
PLAN OF DISTRIBUTION..............    23
LEGAL OPINIONS....................    23
EXPERTS...........................    23
INDEX TO CONSOLIDATED
 FINANCIAL STATEMENTS OF
 PARISIAN.........................   F-1

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

Registration Fee..............................................   $ 43,103.45
Accounting Fees...............................................     75,000.00
Legal Fees....................................................     50,000.00
Miscellaneous.................................................     20,000.00
                                                                 -----------
    TOTAL.....................................................   $188,103.45
                                                                 -----------
                                                                 -----------

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    The ByLaws of Proffitt's provide that Proffitt's shall indemnify to the full extent authorized or permitted by the Tennessee Business Corporation Act any person made, or threatened to be made, a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person, or such person's testate or intestate, is or was an officer or director of Proffitt's or serves or served as an officer or director of any other enterprise at the request of Proffitt's.

    Section 48-18-503 of the Tennessee Business Corporation Act provides for "mandatory indemnification," unless limited by the charter, by a corporation against reasonable expenses incurred by a director who is wholly successful, on the merits or otherwise, in the defense of any proceeding to which the director was a party by reason of the director being or having been a director of the corporation. Section 48-18-504 of the Tennessee Business Corporation Act states that a corporation may, in advance of the final disposition of a proceeding, reimburse reasonable expenses incurred by a director who is a party to a proceeding if the director furnishes the corporation with a written affirmation of the director's good faith belief that the director has met the standard of conduct required by Section 48-18-502 of the Tennessee Business Corporation Act, that the director will repay the advance if it is ultimately determined that such director did not meet the standard of conduct required by Section 48-18-502 of the Tennessee Business Corporation Act, and that those making the decision to reimburse the director determine that the facts then known would not preclude indemnification under the Tennessee Business Corporation Act. Section 48-18-507 of the Tennessee Business Corporation Act provides for mandatory indemnification, unless limited by the charter, of officers pursuant to the provisions of Section 48-18-503 of the Tennessee Business Corporation Act applicable to mandatory indemnification of directors.

    Proffitt's ByLaws further provide that Proffitt's may purchase and maintain insurance on behalf of any person who is or was or has agreed to become a director or officer of Proffitt's, or is or was serving at the request of Proffitt's as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person or on such person's behalf in any such capacity, or arising out of such person's status as such, whether or not Proffitt's would have the power to indemnify such person against such liability under the ByLaws, provided that such insurance is available on acceptable terms as determined by a majority of Proffitt's Board of Directors.

ITEM 16. EXHIBITS.

    (a) The following exhibits are filed as part of this Registration Statement or incorporated by reference herein:

        (3)(a)     Charter, as amended, of Proffitt's, Inc. (Incorporated by reference from
                   Exhibits to the Form S-1 Registration Statement No. 33-13548 dated June 3,
                   1987)

        (3)(b)     Articles of Amendment to the Charter of Proffitt's, Inc. designating the rights, preferences and limitations of its Series A Cumulative Convertible
                   Exchangeable Preferred Stock (Incorporated by reference from Exhibits to the Form 8-K dated April 14, 1994)

        (3)(c)     Articles of Amendment to the Charter of Proffitt's, Inc. designating the rights, preferences and limitations of its Series B Cumulative Junior
                   Perpetual Preferred Stock (Incorporated by reference from Exhibits to the
                   Form 8-K dated April 14, 1994)

        (3)(d)     Articles of Amendment to the Charter of Proffitt's Inc. designating the rights, preferences and limitations of its Series C Junior Preferred Stock
                   (Incorporated by reference from Exhibits to the Form 8-K dated April 3,
                   1995)

        (3)(e)     Articles of Amendment to the Charter of Proffitt's Inc. designating the maximum number of shares of all stock which the corporation shall have the authority to issue (Incorporated by reference from Exhibits to the
                   Quarterly Report on Form 10-Q for the quarterly period ended July 29,
                   1995)

        (3)(f)     Articles of Amendment to the Charter of Proffitt's Inc. designating special meeting of shareholders (Incorporated by reference from Exhibits to the Quarterly Report on Form 10-Q for the quarterly period ended July
                   29, 1995)

        (3)(g)     Articles of Amendment to the Charter of Proffitt's, Inc. increasing the number of authorized shares of Series C Junior Preferred stock
                   (Incorporated by reference from Exhibits to Form 10-K dated May 1, 1996)

        (3)(h)     Amended and Restated Bylaws of Proffitt's, Inc. (Incorporated by reference from Exhibits to the Quarterly Report on Form 10-Q for the quarterly period ended July 29, 1995)

        (4)(a)     Form of 7.5% Junior Subordinated Debentures due 2004 (Incorporated by
                   reference from Exhibits to the Form 8-K dated April 14, 1994)

        (4)(b)     Form of 4.75% Convertible Subordinated Debentures due 2003 (Incorporated
                   by reference from Exhibits to the Form S-3 Registration Statement No.
                   33-70000 dated October 19, 1993)

        (4)(c)     Form of Rights Certificate (Incorporated by reference from Exhibits to the
                   Form 8-K dated April 3, 1995)

        (4)(d)     Form of Supplemental Indenture

        (5)        Opinion of Sommer & Barnard, Attorneys at Law, PC

        (12)(a)*   Computation of ratios of earnings to fixed charges (Proffitt's)

        (12)(b)*   Computation of ratios of earnings to fixed charges (Parisian)

        (12)(c)*   Computation of ratios of earnings to fixed charges (pro forma)

        (23)(a)    Consent of Coopers & Lybrand L.L.P. (re: Proffitt's)

        (23)(b)    Consent of Deloitte & Touche LLP

        (23)(c)    Consent of Ernst & Young LLP

        (23)(d)    Consent of Coopers & Lybrand L.L.P. (re: Parisian)

        (23)(e)    Consent of Sommer & Barnard (in Exhibit 5)

        (25)*      Statement of Eligibility under the Trust Indenture Act of 1939 on Form T-1 of AmSouth Bank of Alabama


- ------------


*previously filed

ITEM 17. UNDERTAKINGS.

    (1) The undersigned Registrant hereby undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

        (i)     to include any prospectus required by Section 10(a)(3) of the Securities Act of
                1933;

        (ii)    to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.
                Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee"
                table in the effective registration statement;

        (iii)   to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and
                to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    Provided, however, That paragraphs (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

    (2) The undersigned Registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) The undersigned Registrant hereby undertakes to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (4) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (5) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    (6) The undersigned Registrant hereby undertakes that: (i) for the purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and (ii) for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (7) The undersigned Registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of section 310 of the Trust Indenture Act ("Act") in accordance with the rules and regulations prescribed by the Commission under section 305(b)(2) of the Act.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, on August 22, 1996.


                                          PROFFITT'S, INC.

                                          By: /s/ BRIAN W. BENDER
                                              ............................
                                                       Brian W. Bender
                                                Executive Vice President and
                                                   Chief Financial Officer


    Pursuant to the requirements of the Securities Act of 1933, this Amendment to its Registration Statement has been signed on August 22, 1996 by the following persons in the capacities indicated.


              SIGNATURE                                        TITLE
              ---------                                        -----

          /s/ R. BRAD MARTIN            Chairman of the Board and Chief Executive Officer
 ......................................
            R. Brad Martin

         /s/ W. THOMAS GOULD            Vice Chairman of the Board
 ......................................
           W. Thomas Gould

         /s/ JAMES A. COGGIN            President
 ......................................
           James A. Coggin

       /s/ BERNARD E. BERNSTEIN         Director
 ......................................
         Bernard E. Bernstein

         /s/ EDMOND D. CICALA           Director
 ......................................
           Edmond D. Cicala

 ......................................  Director
            Ronald De Waal

        /s/ GERARD K. DONNELLY          Director
 ......................................
          Gerard K. Donnelly

          /s/ DONALD F. DUNN            Director
 ......................................
            Donald F. Dunn

          /s/ G. DAVID HURD             Director
 ......................................
            G. David Hurd

         /s/ MICHAEL A. GROSS           Director
 ......................................
           Michael A. Gross

         /s/ RICHARD D. MCRAE           Director
 ......................................
           Richard D. Mcrae

          /s/ C. WARREN NEEL            Director
 ......................................
            C. Warren Neel

       /s/ HARWELL W. PROFFITT          Director
 ......................................
         Harwell W. Proffitt

              SIGNATURE                                        TITLE
              ---------                                        -----
         /s/ GERALD TSAI, JR.           Director
 ......................................
           Gerald Tsai, Jr.
         /s/ MARGUERITE W. SALLEE
 ......................................  Director
         Marguerite W. Sallee

         /s/ JULIA A. BENTLEY           Senior Vice President and Secretary
 ......................................
           Julia A. Bentley

         /s/ BRIAN W. BENDER            Executive Vice President, Chief Financial Officer
 ......................................    and Treasurer
           Brian W. Bender

                                 EXHIBIT INDEX
                                 -------------

Item                         Description
- ----                         -----------


        (3)(a)     Charter, as amended, of Proffitt's, Inc. (Incorporated by reference from
                   Exhibits to the Form S-1 Registration Statement No. 33-13548 dated June 3,
                   1987)

        (3)(b)     Articles of Amendment to the Charter of Proffitt's, Inc. designating the rights, preferences and limitations of its Series A Cumulative Convertible
                   Exchangeable Preferred Stock (Incorporated by reference from Exhibits to the Form 8-K dated April 14, 1994)

        (3)(c)     Articles of Amendment to the Charter of Proffitt's, Inc. designating the rights, preferences and limitations of its Series B Cumulative Junior
                   Perpetual Preferred Stock (Incorporated by reference from Exhibits to the
                   Form 8-K dated April 14, 1994)

        (3)(d)     Articles of Amendment to the Charter of Proffitt's Inc. designating the rights, preferences and limitations of its Series C Junior Preferred Stock
                   (Incorporated by reference from Exhibits to the Form 8-K dated April 3,
                   1995)

        (3)(e)     Articles of Amendment to the Charter of Proffitt's Inc. designating the maximum number of shares of all stock which the corporation shall have the authority to issue (Incorporated by reference from Exhibits to the
                   Quarterly Report on Form 10-Q for the quarterly period ended July 29,
                   1995)

        (3)(f)     Articles of Amendment to the Charter of Proffitt's Inc. designating special meeting of shareholders (Incorporated by reference from Exhibits to the Quarterly Report on Form 10-Q for the quarterly period ended July
                   29, 1995)

        (3)(g)     Articles of Amendment to the Charter of Proffitt's, Inc. increasing the number of authorized shares of Series C Junior Preferred stock
                   (Incorporated by reference from Exhibits to Form 10-K dated May 1, 1996)

        (3)(h)     Amended and Restated Bylaws of Proffitt's, Inc. (Incorporated by reference from Exhibits to the Quarterly Report on Form 10-Q for the quarterly period ended July 29, 1995)

        (4)(a)     Form of 7.5% Junior Subordinated Debentures due 2004 (Incorporated by
                   reference from Exhibits to the Form 8-K dated April 14, 1994)

        (4)(b)     Form of 4.75% Convertible Subordinated Debentures due 2003 (Incorporated
                   by reference from Exhibits to the Form S-3 Registration Statement No.
                   33-70000 dated October 19, 1993)

        (4)(c)     Form of Rights Certificate (Incorporated by reference from Exhibits to the
                   Form 8-K dated April 3, 1995)

        (4)(d)     Form of Supplemental Indenture

        (5)        Opinion of Sommer & Barnard, Attorneys at Law, PC

        (12)(a)*   Computation of ratios of earnings to fixed charges (Proffitt's)

        (12)(b)*   Computation of ratios of earnings to fixed charges (Parisian)

        (12)(c)*   Computation of ratios of earnings to fixed charges (pro forma)

        (23)(a)    Consent of Coopers & Lybrand L.L.P. (re: Proffitt's)

        (23)(b)    Consent of Deloitte & Touche LLP

        (23)(c)    Consent of Ernst & Young LLP

        (23)(d)    Consent of Coopers & Lybrand L.L.P. (re: Parisian)

        (23)(e)    Consent of Sommer & Barnard (in Exhibit 5)

        (25)*      Statement of Eligibility under the Trust Indenture Act of 1939 on Form T-1 of AmSouth Bank of Alabama


- ------------


*previously filed